PE
12-31-03

04021880

FIRST NATIONAL®
BANCSHARES, INC.

2003 Annual Report

Hometown Banking. National Advantages.

Doing Business RIGHT Here At Home.

One of the benefits of banking at First National is that we're big enough to provide all the financial services you'll ever need and, at the same time, give careful attention to each and every customer. Whether it's high interest checking and savings, low interest loans, business banking or whatever...*no other bank in town offers you more*. Where decisions are made locally by people you know and trust. We put your financial performance where it belongs. *First.*




FIRST NATIONAL
BANK OF SPARTANBURG
24 Hour ATM

L to R: **Jerry Calvert**-Director/President & CEO; **Bob Murdoch**-Sr. V.P. & Retail Banking Mgr.; **David Zabriskie**-Sr. V.P. & Chief Lending Officer; **Keith Hughes**-V.P. & Branch Mgr., Reidville Rd.; **Renee Cothran**-V.P. & Commercial Banking Officer; **Foster Alexander**-Asst. V.P. & Branch Mgr., Boiling Springs; **Shany Ezell**-Asst.V.P. & Mortgage Loan Officer; **Fred Moore** -V.P., Loan Admin.; **Kitty Payne** -Sr. V.P. & Chief Financial Officer; **Marilyn Smith** -Asst. V.P. & Branch Mgr., Main Office

FIRST NATIONAL®
BANK OF SPARTANBURG

Member FDIC

Equal Housing Lender

Trust Services and Investment Management provided by Colonial Trust Company

OUR MISSION

"Our mission is to be the premier bank in our markets that exceeds the expectations of our customers, employees, stockholders and the community and to provide quality, competitive financial products and services with a team of friendly, well-trained professionals."

FIRST NATIONAL®
BANCSHARES, INC.

LETTER TO SHAREHOLDERS

March 22, 2004

Dear Fellow Shareholders:

On behalf of our board of directors, we are pleased to report your company's 2003 financial results. We are excited to report that 2003's pre-tax earnings grew to $1,341,617, an increase of 125% over 2002's results. This comparison is more relevant than net income since 2002's operating results did not include income tax expense due to the utilization of prior year net tax loss carryforwards.

Net income for the year ending December 31, 2003, was $915,726, an increase of 53.9% compared to net income of $595,129 for the year ending December 31, 2002. Net income per diluted share for 2003 was $.45 per share or an increase of 50% over $.30 per diluted share for 2002. Net income for the fourth quarter ending December 31, 2003, was $283,466, or $.14 per diluted share, compared to $241,503 or $.12 per diluted share for the same period last year.

As of December 31, 2003, total assets were $180.6 million compared with $139.2 million on December 31, 2002, an increase of 29.7%. Loans grew to a year-end total of $130.4 million, an increase of 40% over total loans on December 31, 2002 of $93.1 million. Deposits were $154.7 million on December 31, 2003, compared to $119.7 million on December 31, 2002, or an increase of 29.2%.

During 2003, we generated record loan volume while maintaining excellent credit quality. We surpassed many of our competitors in deposit market share during the year and improved operating efficiency by leveraging our investments in personnel and infrastructure to generate increases in net interest income and non-interest income. We commend our team of banking professionals for achieving these results while maintaining a superior level of personal customer service.

We successfully closed the sale of $3 million in trust preferred securities in December 2003. The proceeds from the issuance give us additional capital needed to continue growing without diluting the ownership of our existing shareholder base.

On January 20, 2004, our board of directors approved a 3 for 2 split of the 1,201,900 shares of First National common stock outstanding to be distributed on or about March 1, 2004.

The stock is being split in recognition of the bank's solid growth and the stock's strong price performance. Our desire is to make the stock more attractively priced and available to a wider range of potential investors. This decision reflects the confidence of the Board of Directors in First National's future prospects.

As we enter 2004, we remain focused on achieving our strategic objectives in all areas. We thank you for your support and please continue to call on us for all of your banking needs.



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GROWTH IN ASSETS



FIRST NATIONAL
BANK OF SPARTANBURG

FIRST NATIONAL®
BANCSHARES, INC.

Norman F. Pulliam
Chairman of the Board

Jerry L. Calvert
President and CEO

FIRST NATIONAL®
BANCSHARES, INC.

FINANCIAL HIGHLIGHTS

The information presented below should be read in conjunction with the consolidated financial statements, the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this report. The shares outstanding and per share amounts have been restated to reflect the 3 for 2 stock split payable March 1, 2004.

	2003	2002	% Change
Loans	$ 130,420,985	$ 93,106,483	40.1%
Deposits	$ 154,733,021	$ 119,718,680	29.2%
Total Assets	$ 180,570,014	$ 139,223,904	29.7%
Shareholders' Equity	$ 12,228,496	$ 11,544,126	5.9%
Loan Loss Allowance	$ 1,630,488	$ 1,163,977	40.1%
Loan Loss Allowance to Total Loans	1.25%	1.25%	-
Loan to Deposit Ratio	84.29%	77.77%	8.4%
Net charge-offs to average loans	0.05%	0.07%	(28.6%)
Non-performing assets to total assets	0.14%	-	100%
Equity/Assets	6.77%	8.29%	(18.3%)
Book Value per Share	$ 6.78	$ 6.41	5.8%
Closing Stock Price at Yearend (adjusted for 3 for 2 stock split)	$ 12.50	$ 10.00	25.0%
Price/Book Value	184%	156%	18.0%
Weighted Average Shares Outstanding			
Basic	1,802,814	1,800,780	0.1%
Diluted	2,024,345	1,954,970	0.4%
Net Income for the Year	$ 915,726	$ 595,129	53.9%
Net Income per Share for the Year			
Basic	$ 0.51	$ 0.33	54.5%
Diluted	$ 0.45	$ 0.30	50.0%
Net Interest Income for the Year	$ 4,570,470	$ 3,535,724	29.3%
Noninterest Income for the Year	$ 1,377,349	$ 842,316	63.5%
Net Interest Margin for Year	3.05%	3.49%	(12.6%)
Total Risk-Based Capital Ratio	12.91%	13.01%	(.8%)
Tier 1 Risk-Based Capital Ratio	11.64%	11.78%	(1.2%)
Tier 1 Capital Leverage Ratio	8.65%	8.74%	(1.0%)
Average Equity	$ 11,928,292	$ 11,156,246	6.9%
Return on Equity	7.68%	5.33%	44.1%
Average Assets	$ 157,694,438	$ 107,119,387	47.2%
Return on Assets	0.58%	0.56%	3.6%

FIRST NATIONAL BANCSHARES, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DISCUSSION OF FORWARD-LOOKING STATEMENTS

This Report contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those projected in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties include, but are not limited to:

- significant increases in competitive pressure in the banking and financial services industries;
- changes in the interest rate environment which could reduce anticipated or actual margins;
- changes in political conditions or the legislative or regulatory environment;
- general economic conditions, either nationally or regionally and especially in primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;
- changes occurring in business conditions and inflation;
- changes in technology;
- changes in monetary and tax policies;
- the level of allowance for loan loss;
- the rate of delinquencies and amounts of charge-offs;
- the rates of loan growth;
- adverse changes in asset quality and resulting credit risk-related losses and expenses;
- changes in the securities markets; and
- other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

INTRODUCTION

The following discussion describes our results of operations for 2003 as compared to 2002 and also analyzes our financial condition as of December 31, 2003 as compared to December 31, 2002. Like most financial institutions, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits and borrowings. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.

We have included a number of tables to assist in our description of these measures. For example, the "Average Balances, Income and Expenses, and Rates" table shows the average balance during 2003, 2002 and 2001 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we intend to channel a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included an "Interest Rate Sensitivity" table to help explain these changes. Finally, we have included a number of tables that provide detail about our investment securities, our loans, and our deposits and other borrowings.

Of course, there are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. We have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses and the allocation of this allowance among our various categories of loans.

In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this noninterest income, as well as our noninterest expenses, in the following discussion.

The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report.

OVERVIEW

Our earnings were $915,726 in 2003 compared with $595,129 in 2002, an increase of 53.9%. On a pre-tax basis, our earnings increased by 125% to $1,341,617 in 2003 as compared to $595,129 in 2002. This comparison is more relevant than net income as no income tax expense was recorded in 2002 due to the utilization of prior year net tax loss carryforwards in 2002.

Our return on assets of 0.58% for 2003 remained fairly consistent with 2002's ratio of 0.56%. We were able to maintain this level although our net interest margin declined during 2003 to 3.05% from 3.49% in 2002. We were able to accomplish this result primarily due to a decrease in the efficiency ratio to 68.7% during 2003 from 76.9% in 2002. Our return on equity increased by 44% to 7.68% from 5.33% in 2002 as we continued to leverage our capital. We completed the sale of trust preferred securities during December 2003 which will allow us to continue to execute our strategic plan for growth and expansion for at least the next nine to twelve months while remaining well-capitalized.

On January 22, 2004, we announced that our board of directors had approved a 3 for 2 stock split of our common shares outstanding payable on March 1, 2004. Fractional shares were paid based on a price of $15.00 per share which was the closing stock price on the record date of February 16, 2004 of $22.49 adjusted for the split. After the split, 1,802,846 shares of our common stock were outstanding.

GENERAL

First National Bancshares, Inc. was organized on July 14, 1999, and our initial principal activities were related to our organization, conducting our initial public offering, and pursuing regulatory approvals from the Office of the Comptroller of the Currency, the FDIC, and the Federal Reserve Board to open our wholly-owned subsidiary, First National Bank of Spartanburg. We completed our initial public offering on February 10, 2000 and received all final regulatory approvals in the first quarter of 2000 after which the bank opened for business on March 27, 2000 at a temporary banking location. Our bank opened its Westside office on July 14, 2000, its permanent main office at 215 N. Pine Street on February 5, 2001 and its Boiling Springs office on August 24, 2001. In August 2002, we began offering trust and investment management services through Colonial Trust Company, the oldest private trust company in South Carolina.

The following discussion should be read in conjunction with the Financial Highlights on page 3 of this annual report and the consolidated financial statements and accompanying notes beginning on page 18 of this annual report.

CRITICAL ACCOUNTING POLICY

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to the consolidated financial statements at December 31, 2003 as filed on our annual report on Form 10-KSB and included in the annual report.

Certain accounting policies involve significant judgments and assumptions by us which have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of our assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in the preparation of our consolidated financial statements. We have developed policies and procedures for evaluating the overall quality of our credit portfolio and the timely identification of potential credit problems. The loan portfolio is periodically reviewed to evaluate the outstanding loans and to measure both the performance of the portfolio and the adequacy of the allowance for loan losses. We have established an allowance for loan losses through a provision for loan losses charged to expense on our statement of operations. Refer to "Provision and Allowance for Loan Losses" and Note 1 to the consolidated financial statements for a detailed description of our estimation process and methodology related to the allowance for loan losses.

INCOME STATEMENT REVIEW

Net Interest Income

Net interest income, the largest component of our income, was $4,570,470 for the period ending December 31, 2003, compared to $3,535,724 in 2002 or an increase of 29.3%, primarily as a result of the continued increase in our earning assets during 2003.

The level of net interest income is determined by balances of earning assets and successfully managing the net interest margin. Changes in interest rates paid on assets and liabilities, the rate of growth of the asset and liability base, the ratio of interest-earning assets to interest-bearing liabilities and management of the balance sheet's interest rate sensitivity all factor into changes in net interest income.

Interest income for the year 2003 of $7,596,329 included $6,351,326 on loans; $1,116,971 on investments and $128,032 on federal funds sold and other earning assets. Interest income for 2002 of $6,010,857 consisted of $5,196,237 on loans; $629,457 in investments and $185,163 on federal funds sold and other earning assets. Other earning assets include interest-bearing bank balances and investments in FRB and FHLB stock.

Interest expense for 2003 was $3,025,859 and included $2,868,582 on deposit accounts; $152,907 on FHLB advances and $4,370 on trust preferred securities issued by our wholly-owned subsidiary, FNSC Capital Trust I, on December 19, 2003. Interest expense was $2,475,133 for the period ended December 31, 2002 and included $65,688 related to FHLB advances. The remainder of interest expense for the period of $2,409,445 was related to deposit accounts.

On December 19, 2003, we completed the sale of $3 million in trust preferred securities. The securities have a 30-year maturity with a five-year call at our option and pay interest quarterly at a floating rate that began at 4.08 percent. We used the net proceeds of $2.9 million to fund loan demand.

The following table sets forth, for the years ending December 31, 2003, 2002, and 2001, information related to our average balance sheet and average yields on assets and average costs of liabilities. We derived these yields by dividing income or expense by the average balance of the corresponding assets or liabilities. We derived average balances from the daily balances throughout the periods indicated.

Average Balances, Income and Expenses, and Rates (in $000's)
Year Ended December 31,

	2003			2002			2001		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Federal funds sold and other	$ 9,011	$ 128	1.42%	$ 9,821	$ 185	1.88%	$ 7,162	$ 330	4.61%
Investment securities	27,989	1,117	3.99%	12,573	630	5.01%	9,156	557	6.08%
Loans	112,804	6,351	5.63%	78,926	5,196	6.58%	49,999	4,178	8.36%
Total earning assets	149,804	7,596	5.07%	101,320	6,011	5.93%	66,317	5,065	7.64%
NOW accounts	17,799	153	0.86%	13,180	199	1.51%	4,537	110	2.42%
Savings & money market	14,156	116	0.82%	12,098	161	1.33%	10,757	394	3.66%
Time deposits	92,301	2,600	2.82%	58,496	2,049	3.50%	39,935	2,382	5.96%
FHLB Advances	8,436	153	1.81%	2,777	66	2.38%	-	-	-
Trust preferred securities	92	4	4.35%	-	-	-	-	-	-
Total interest-bearing liabilities	$ 132,784	$ 3,026	2.28%	$ 86,551	$ 2,475	2.86%	$ 55,229	$ 2,886	5.22%
Net interest spread			2.79%			3.07%			2.42%
Net interest income/margin		$ 4,570	3.05%		$ 3,536	3.49%		$ 2,179	3.29%

Our net interest spread was 2.79% for the year ending December 31, 2003, as compared to 3.07% for the year ending December 31, 2002. The net interest spread is the difference between the yield we earn on our interest-earning assets and the rate we pay on our interest-bearing liabilities.

Our consolidated net interest margin for the year ending December 31, 2003, was 3.05% as compared to 3.49% for the year ending December 31, 2002. The net interest margin is calculated as net interest income divided by year-to-date average earning assets. During 2003, earning assets averaged $149.8 million as compared to $101.3 million in 2002.

The decrease in our net interest spread and our net interest margin from 2002 to 2003 was principally due to the faster decline in average yields on earning assets relative to the repricing of our average interest-bearing liabilities following the cut in the federal funds rate in mid-2003. The relative decrease in our average loans as a percentage of average earning assets from 2002 to 2003 and the increase in tax-exempt securities also contributed to the decrease in our net interest margin.

In pricing deposits, we consider our liquidity needs, the direction and levels of interest rates and local market conditions. During our initial years of operation, higher rates were paid initially to attract deposits. During 2002 and 2003, we began to utilize other sources of funds, particularly FHLB borrowings, to fund the demand to originate loans.

Rate/Volume Analysis

Net interest income can be analyzed in terms of the impact of changing rates and changing volume. The following table sets forth the effect which the varying levels of earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented.

	Year Ended December 31, 2003 (Dollars in Thousands)			Year Ended December 31, 2002 (Dollars in Thousands)		
	Volume	Rate	Net Change	Volume	Rate	Net Change
EARNING ASSETS						
Federal funds sold and other	$ (12)	$ (45)	$ (57)	$ 50	$ (195)	$ (145)
Investment securities	615	(128)	487	171	(98)	73
Loans	$ 1,908	(753)	$ 1,155	$ 1,904	(886)	$ 1,018
Total earning assets	$ 2,511	$ (926)	$ 1,585	$ 2,125	$ (1,179)	$ 946
INTEREST-BEARING LIABILITIES						
Deposits	$ 935	$ (475)	$ 460	$ 822	$ (1,299)	$ (477)
FHLB Advances	103	(16)	87	66	-	66
Trust preferred securities	4	-	4	-	-	-
Total interest-bearing liabilities	$ 1,042	$ (491)	$ (551)	$ 888	$ (1,299)	$ (411)
Net interest income	$ 1,469	$ (435)	$ 1,034	$ 1,237	$ 120	$ 1,357

Provision for Loan Losses

Included in the net income for each of the periods ending December 31, 2003 and 2002, is a non-cash expense of $518,821 and $417,980, respectively, related to the provision for loan losses. The loan loss reserve was $1,630,488 and $1,163,977 as of December 31, 2003 and 2002, respectively or 1.25% of gross loans in both years. The loan portfolio is periodically reviewed to evaluate the outstanding loans and to measure both the performance of the portfolio and the adequacy of the allowance for loan losses. Management's judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable, but which may or may not be accurate. Because of the inherent uncertainty of assumptions made during the evaluation process, there can be no assurance that loan losses in future periods will not exceed the allowance for loan losses or that additional allocations will not be required. For the years ending December 31, 2003 and 2002, we reported net charge-offs of $52,310 and $54,306, respectively.

Noninterest Income and Expenses

Noninterest income in 2003 was $1,377,349, an increase of 63.5% over noninterest income of $842,316 in 2002. This increase was primarily due to increases in service charges on deposit accounts and additional loan fees received on the origination of mortgage loans, primarily due to significant mortgage refinancing activity during 2003. The majority of the increased fee income from service charges on deposit accounts has been earned from the new Automatic Overdraft Privilege service. The service provides virtually automatic protection to qualified retail customers against overdraft of their checking account up to certain limits and has been available to customers since April 15, 2002.

Other noninterest income increased by $290,633 to $299,424 during 2003, primarily due to earnings on bank-owned life insurance contracts purchased in May 2003. The increase also includes a $93,000 gain on the sale of the guaranteed portion of an SBA loan recognized during March 2003.

Noninterest expense was $4,087,381 for 2003 as compared to $3,364,931 in 2002, an increase of 21.5%. The majority of the increased expenditures reflects the cost of salaries and professional fees to support and execute our strategic plan.

The most significant item included in noninterest expenses is salaries and employee benefits which totaled $2,138,475 in 2003 as compared to $1,738,679 in 2002 or an increase of 23.0%. Occupancy and equipment expense increased to $545,864 in 2003 from $489,625 in 2002 or an increase of 11.5%.

Public relations expense increased by 10.5% to $254,110 for 2003 as compared to $229,982 in 2002, primarily due to increased community relations expenditures and expansion of print and television media advertising as a result of the increasing customer base. Professional fees increased from $157,180 in 2002 to $200,043 in 2003, primarily due to fees paid for general consulting services related to the development and execution of our strategic plan.

Included in the line item "other expenses" which increased $102,491 or 29.6% between 2003 and 2002 are charges for insurance premiums; postage, printing and stationery expense; and various customer-related expenses. A majority of these items are related directly to the normal operations of our bank and are related to the increase in assets, the higher level of transaction volume and the higher number of customer accounts in 2003. In addition, we began paying fees to our outside directors beginning January 1, 2003.

Although we recognize the importance of controlling noninterest expenses to improve profitability, we are also committed to retaining our team of well-trained officers and staff, maintaining a technically superior operations function and pursuing a professional marketing program.

BALANCE SHEET REVIEW

General

As of December 31, 2003, we had total assets of $180,570,014 or an increase of 29.7% over total assets of $139,223,904 on December 31, 2002. Assets on December 31, 2003 and 2002 consisted of cash and due from banks of $3,003,015 and $8,097,022, respectively; federal funds sold and interest-bearing bank balances of $3,691,405 and $12,515,723, respectively; securities available for sale of $36,173,822 and $20,559,645, respectively; premises and equipment, net of $4,380,454 and $4,499,646, respectively; loans, net of unearned income, of $130,420,985 and $93,106,483, respectively and other assets of $4,530,821 and $1,609,362, respectively. We decreased the level of federal funds sold in order to fund loan growth during 2003. In addition, we purchased $2.5 million in bank owned life insurance contracts recorded as other assets during 2003.

Our liabilities on December 31, 2003 and 2002 were $168,341,518 and $127,679,778, respectively and consisted of deposits of $154,733,021 and $119,718,680, respectively and other liabilities of $4,108,497 and $961,098, respectively. Liabilities on December 31, 2003 and 2002, also included $9,500,000 and $7,000,000 in FHLB advances, respectively. During December 2003, we issued $3 million in trust preferred securities recorded as other liabilities.

Shareholders' equity on December 31, 2003 was $12,228,496 as compared to shareholders' equity on December 31, 2002, of $11,544,126, primarily due to the net income earned during 2003.

Investments

On December 31, 2003, the investment securities portfolio represented approximately 21.1% of our earning assets at $36,173,822 as compared to $20,559,645 or 16.2% of earning assets on December 31, 2002. We were invested in U.S. Government agency securities, mortgage-backed securities and municipal securities with a fair value of $36,173,822 and an amortized cost of $36,217,524, for an unrealized loss of $43,702.

Contractual maturities and yields on our investments (all available for sale) on December 31, 2003, are shown in the following table (dollars in thousands). Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Yields on municipal securities are presented on a tax equivalent basis.

	After one but within five years	Yield	After five but within ten years	Yield	Over ten years	Yield	Total	Yield
U.S. Government agencies	$ 2,001	3.68%	$ 7,817	4.22%	$ -	-	$ 9,818	4.11%
Mortgage-backed securities	1,487	2.27%	12,666	3.97%	6,282	4.23%	20,435	3.93%
Municipal securities	-	-	307	5.27%	5,614	5.66%	5,921	5.62%
Total	$ 3,488	3.07%	$ 20,790	5.06%	$ 11,896	4.90%	$ 36,174	4.25%

On December 31, 2003, short-term overnight investments in federal funds sold and interest-bearing bank balances comprised 2.2% of total earning assets of $3,691,405 as compared to $12,515,723 or 9.9% of total earning assets on December 31, 2002. As the bank grows, the shift from overnight investments into the loan portfolio, primarily, and into the investment securities portfolio, secondarily, is expected to continue.

Loans

Since loans typically provide higher interest yields than do other types of interest earning assets, it is our intent to channel a substantial percentage of our earning assets into the loan portfolio. Average loans for the years ending December 31, 2003 and 2002, were $112.8 million and $78.9 million, respectively. Total loans outstanding at December 31, 2003 and 2002 were $130,420,985 and $93,106,483, respectively, before the allowance for loan losses.

The following table summarizes the composition of the loan portfolio on December 31:

	2003 Amount	2003 % of Total	2002 Amount	2002 % of Total
Commercial and industrial	$ 24,869,400	19.07%	$ 15,867,000	17.04%
Commercial secured by real estate	57,622,045	44.18%	53,658,692	57.63%
Real estate--residential mortgages	42,830,333	32.84%	19,174,497	20.59%
Installment and other consumer loans	5,341,479	4.10%	4,591,509	4.93%
Unearned income	(242,272)	(.19)%	(185,215)	(.19)%
Total loans, net of unearned income	130,420,985	100.00%	93,106,483	100.00%
Less--allowance for loan losses	(1,630,488)		(1,163,977)	
Total loans, net	$ 128,790,497		$ 91,942,506	

The principal component of our loan portfolio at year-end 2003 and 2002 was loans secured by real estate mortgages. As the loan portfolio grows, the current mix of loans may change over time. Management attempts to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentration of collateral.

Provision and Allowance for Loan Losses

The allowance represents an amount which we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans, including consideration of factors such as the balance of impaired loans; the quality, mix and size of our overall loan portfolio; economic conditions that may affect the borrower's ability to repay; the amount and quality of collateral securing the loans; our historical loan loss experience and a review of specific problem loans. We adjust the amount of the allowance periodically based on changing circumstances as a component of the provision for loan losses. We charge recognized losses against the allowance and add subsequent recoveries back to the allowance.

We do not allocate the allowance for loan losses to specific categories of loans but evaluate the adequacy on an overall portfolio basis utilizing our credit grading system which we apply to each loan. We combine our estimates of the reserves needed for each component of the portfolio, including loans analyzed on a pool basis and loans analyzed individually. The allowance is divided into two portions: (1) an amount for specific allocations on significant individual credits and (2) a general reserve amount.

We analyze individual loans within the portfolio and make allocations to the allowance based on each individual loan's specific factors and other circumstances that affect the collectibility of the credit. Significant individual credits classified as doubtful or substandard/special mention within our credit grading system require both individual analysis and specific allocation. Loans in the substandard category are characterized by deterioration in quality exhibited by any number of well-defined weaknesses requiring corrective action such as declining or negative earnings trends and declining or inadequate liquidity. Loans in the doubtful category exhibit the same weaknesses found in the substandard loan; but, the weaknesses are more pronounced. However, these loans are not yet rated as loss because certain events may occur which could salvage the debt such as injection of capital, alternative financing or liquidation of assets.

We calculate our general reserve based on a percentage allocation for each of the categories of the following unclassified loan types: real estate, commercial, consumer and mortgage. We apply general loss factors to each category and may adjust these percentages given consideration of local economic conditions, exposure to concentrations that may exist in the portfolio, changes in trends of past due loans, problem loans and charge-offs and anticipated loan growth. The general estimate is then added to the specific allocations made to determine the amount of the total allowance for loan losses.

Due to our limited operating history, the provision for loan losses has been made primarily as a result of management's assessment of general loan loss risk. Our evaluation is inherently subjective as it requires estimates that are susceptible to significant change. In addition, various regulatory agencies review our allowance for loan losses through their periodic examinations, and they may require us to record additions to the allowance for loan losses based on their judgment about information available to them at the time of their examinations. Our losses will undoubtedly vary from our estimates, and there is a possibility that charge-offs in future periods will exceed the allowance for loan losses as estimated at any point in time.

On December 31, 2003 and 2002, the allowance for loan losses was $1,630,488 and $1,163,977, respectively, or 1.25% of outstanding loans, net of unearned income, of $130,420,985 and $93,106,483, respectively. The following table sets forth the changes in the allowance for loan losses during the years ended December 31, 2003 and 2002. Loans charged off during 2003 and 2002 were 0.05% and 0.07% of average loans outstanding for each respective year.

	2003	2002
Balance, beginning of period	$ 1,163,977	$ 800,303
Provision charged to operations	518,821	417,980
Loans charged off		
Commercial, financial and agricultural	(36,996)	(33,809)
Real estate - construction	-	(8,310)
Installment loans to individuals	(15,884)	(12,187)
Total charge-offs	(52,880)	(54,306)
Recoveries on loans previously charged off	570	-
Balance, end of period	$ 1,630,488	$ 1,163,977

We had loans totaling $257,470 on nonaccrual status on December 31, 2003. On December 31, 2002, we had no loans on nonaccrual status. Generally, a loan is placed on nonaccrual status when it becomes 90 days past due as to principal or interest, or when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of the loan is doubtful. A payment of interest on a loan that is classified as nonaccrual is recognized as income when received.

There were no other loans past due in excess of 90 days on December 31, 2003 or 2002. There was no other real estate owned on December 31, 2003 or 2002.

Maturities and Sensitivity of Loans to Changes in Interest Rates

The information in the following table is based on the contractual maturities of individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity. Actual repayments of loans may differ from maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties.

The following table summarizes the loan maturity distribution, by type, and related interest rate characteristics on December 31, 2003 (dollars in thousands):

	One Year or less	After one but Within five Years	After five years	Total
Commercial	$ 46,005	$ 22,754	$ 2,419	$ 71,178
Real estate – construction	8,444	480	90	9,014
Real estate - mortgage	21,611	21,675	1,844	45,130
Consumer and other	1,391	3,812	138	5,341
Total loans	$ 77,451	$ 48,721	$ 4,491	$ 130,663
Unearned income, net				$ (242)
Total loans, net of unearned income				$ 130,421
Loans maturing after one year with:				
Fixed interest rates				$ 29,985
Floating interest rates				$ 40,131

Deposits and Other Interest-Bearing Liabilities

Our primary source of funds for loans and investments is our deposits. Average total deposits for the years ended December 31, 2003 and 2002 were $136.4 million and $92.6 million, respectively, and average interest-bearing deposits were $124.3 million and $83.8 million, respectively.

National and local market trends over the past several years suggest that consumers have moved an increasing percentage of discretionary savings funds into investments such as annuities and stock and fixed income mutual funds. Management believes that conditions in the past three years have been favorable for deposit growth and that factors such as the low returns on investments and mutual funds may have increased traditional deposit inflows during these periods.

The following is a table of deposits by category on December 31 (dollars in thousands):

	2003		2002	
	Amount	Percentage	Amount	Percentage
Demand deposit accounts	$ 13,345	8.62%	$ 15,429	12.88%
NOW accounts	18,200	11.76%	18,224	15.22%
Money market and savings accounts	15,310	9.89%	13,189	11.02%
Time deposits less than $100,000	64,873	41.94%	47,405	39.0%
Time deposits of $100,000 or more	43,005	27.79%	25,472	21.28%
Total deposits	$ 154,733	100.00%	$ 119,719	100.00%

Core deposits, which exclude time deposits of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Our core deposits were $111.7 million and $94.2 million on December 31, 2003 and 2002, respectively. Our loan-to-deposit ratio was 84.29% and 77.7% at year-end 2003 and 2002, respectively.

The maturity distribution of our time deposits of $100,000 or more on December 31, 2003 and 2002 is as follows:

	2003 (Dollars in thousands)	2002 (Dollars in thousands)
Three months or less	$ 10,393	$ 5,693
Over three through six months	6,624	4,645
Over six through twelve months	8,469	9,863
Over one year	17,519	5,271
Total	$ 43,005	$ 25,472

Short-Term Borrowings

As of December 31, 2003 and 2002, we had no outstanding balances under short-term borrowings. We had short-term lines of credit with correspondent banks to purchase unsecured federal funds totaling $ 5.35 million at December 31, 2003. The interest rate on any borrowings under these lines would be the prevailing market rate for federal funds purchased.

Trust Preferred Securities

During December 2003, we issued $3 million in trust preferred securities through our wholly-owned subsidiary, FNSC Capital Trust I. The securities have a 30 year final maturity, are callable at the option of the issuer after five years and require quarterly interest payments at a floating rate which began at 4.08 percent.

FHLB Advances

We also have the ability to borrow up to 15% of our total assets from the Federal Home Loan Bank of Atlanta as of December 31, 2003. Borrowings under this arrangement can be made with various terms and repayment schedules and with fixed or variable rates of interest. The borrowings under this arrangement are available by pledging collateral and may require additional purchases of stock in the FHLB. Qualifying securities available for sale with a market value of $18,373,000 and $8,347,000 were pledged as collateral for advances outstanding of $9.5 million and $7 million on December 31, 2003 and 2002, respectively.

The weighted-average interest rate on FHLB advances outstanding at December 31, 2003 and 2002 was 1.71% and 1.72%, respectively. At December 31, 2003, advances totaling $7.5 million were subject to call features at the option of the FHLB with call dates ranging from January 2004 to July 2012. Call provisions are more likely to be exercised by the FHLB when rates rise. Scheduled maturities of FHLB advances subsequent to December 31, 2003, are $2,000,000 in 2004, and $5,000,000 in 2012 and $2,500,000 in 2013.

CAPITAL RESOURCES

Total shareholders' equity amounted to $12,228,496 and $11,544,126 on December 31, 2003 and 2002, respectively. The increase between 2002 and 2003 resulted from the net income earned during 2003, net of the decrease in the unrealized gain on securities available for sale during 2003 to a net unrealized loss of $28,844 on December 31, 2003.

The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average equity), and equity to assets ratio (average equity divided by average total assets) for 2003 and 2002.

	2003	2002
Return on average assets	0.58%	0.56%
Return on average equity	7.68%	5.33%
Equity to assets ratio	6.77%	8.29%

The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. The Federal Reserve guidelines also contain an exemption from the capital requirements for bank holding companies with less than $150 million in consolidated assets. We exceeded $150 million in assets during 2003 and became subject to these guidelines during the year.

Under the capital adequacy guidelines, capital is classified into two tiers. These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets. Tier 1 capital consists of common stockholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets plus trust preferred securities up to 25% of Tier 1 capital with the excess being treated as Tier 2 capital. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed inherent in the type of asset. Tier 2 capital consists of Tier 1 capital plus the general reserve for loan losses subject to certain limitations. The bank is also required to maintain capital at a minimum level based on total average assets, which is known as the Tier 1 leverage ratio.

On December 19, 2003, FNSC Capital Trust I, (the "Trust") a subsidiary of our bank holding company, was formed to issue $3 million in floating rate trust securities. Under the provisions of FASB Interpretation No. 46 ("FIN 46"), we were allowed to consolidate the Trust in our consolidated financial statements as of December 31, 2003. However, FIN 46 requires us to deconsolidate the Trust from our consolidated financial statements during 2004.

Currently, the trust preferred securities satisfy the criteria of the Federal Reserve Board authorizing the use of such instruments as Tier 1 capital for bank holding companies. However, as a result of this change in the accounting treatment for statutory trusts, the Federal Reserve is reconsidering the capital treatment of the trust preferred securities. We believe that the likely results of this process will be: (1) in light of the estimated $70 billion or more of trust preferred securities outstanding, existing trust preferred securities will be grandfathered, either permanently or with a phase out over several years, (2) new trust preferred securities issues will be treated as Tier 1 capital, but only as a type of Tier 2 capital, with the exact amounts includable as various Tier 2 categories to be determined, and (3) new trust preferred issues for smaller institutions or holding companies that are not internationally active may be granted Tier 1 status on a case-by-case basis using more rigorous financial analysis by the Federal Reserve and limited to a maximum of 15% or less of Tier 1 capital. If we are not able to include the trust preferred securities as Tier 1 capital for our bank holding company, we would be more likely to redeem the trust preferred securties or dissolve the trust.

We are both subject to various regulatory capital requirements administered by the federal banking agencies. Under these capital guidelines, we must maintain a minimum total risk-based capital of 8%, with at least 4% being Tier 1 capital. In addition, we must maintain a minimum Tier 1 leverage ratio of at least 4%. To be considered "well-capitalized", we must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%.

The following table sets forth the company's and the bank's various capital ratios as of December 31, 2003 and 2002. On December 31, 2003 and 2002, we both were in compliance with each of the applicable regulatory capital requirements and were considered to be "well capitalized" at the bank level.

	2003		2002	
	The company	The bank	The company	The bank
Total risk-based capital	12.91%	12.28%	13.01%	11.93%
Tier 1 risk-based capital	11.64%	11.02%	11.78%	10.70%
Leverage capital	8.65%	8.20%	8.74%	7.95%

Despite anticipated asset growth, we expect our capital ratios to continue to be adequate for the next nine to twelve months. However, no assurances can be given in this regard, as rapid growth, deterioration in loan quality, and losses, or a combination of these factors, could change our capital position in a relatively short period of time. As of December 31, 2003, there were no significant firm commitments outstanding for capital expenditures.

EFFECT OF INFLATION AND CHANGING PRICES

The effect of relative purchasing power over time due to inflation has not been taken into effect in our financial statements. Rather, the statements have been prepared on an historical cost basis in accordance with generally accepted accounting principles.

Unlike most industrial companies, the assets and liabilities of financial institutions such as our company and bank are primarily monetary in nature. Therefore, the effect of changes in interest rates will have a more significant impact on our performance than will the effect of changing prices and inflation in general. In addition, interest rates may generally increase as the rate of inflation increases, although not necessarily in the same magnitude. As discussed previously, we seek to mange the relationships between interest sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

OFF-BALANCE SHEET RISK

Through the operations of our bank, we have made contractual commitments to extend credit with off-balance sheet risk in the ordinary course of our business activities to meet the financing needs of customers. These commitments are legally binding agreements to lend money at predetermined interest rates for a specified period of time and generally have fixed expiration dates or other termination clauses. We use the same credit and collateral policies in making these commitments as we do for on-balance sheet instruments.

We evaluate each customer's creditworthiness on a case-by-case basis and obtain collateral, if necessary, based on our credit evaluation of the borrower. In addition to commitments to extend credit, we also issue standby letters of credit which are assurances to a third party that they will not suffer a loss if our customer fails to meet its contractual obligation to the third party. The credit risk involved in the underwriting of letters of credit is essentially the same as that involved in extending loan facilities to customers.

As of December 31, 2003 and 2002, we had issued commitments to extend credit of $32.6 million and $25.1 million, respectively through various types of commercial and consumer lending arrangements, of which the majority are at variable rates of interest. Standby letters of credit totaled $75,000 and $61,000 on December 31, 2003 and 2002. Past experience indicates that many of these commitments to extend credit will expire unused. However, we believe that we have adequate sources of liquidity to fund commitments that may be drawn upon by borrowers.

Except as disclosed in this report, we are not involved in off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or could significantly impact earnings.

LIQUIDITY

Liquidity management involves monitoring our sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is fairly predictable and subject to a high degree of control at the time the investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control.

As of December 31, 2003 and 2002, our liquid assets, consisting of cash and due from banks, interest-bearing bank balances and federal funds sold, amounted to $6,694,420 and $20,612,745, representing 3.7% and 14.8% of total assets, respectively. Investment securities on December 31, 2003 and 2002, amounted to $36,173,822 and $20,559,645, representing 20.03% and 14.77% of total assets, respectively; these securities provide a secondary source of liquidity since they can be converted into cash in a timely manner. Our ability to maintain and expand our deposit base and borrowing capabilities also serves as a source of liquidity.

We plan to meet our future cash needs through the liquidation of temporary investments, maturities of loans and investment securities, and generation of deposits. In addition, the bank maintains federal funds purchased lines of credit with correspondent banks in the amount of $5.35 million. The bank is also a member of the Federal Home Loan Bank of Atlanta from which application for borrowings can be made for leverage purposes, if so desired. Management believes that its existing stable base of core deposits along with continued growth in this deposit base will enable us to meet successfully our long term liquidity needs.

INTEREST RATE SENSITIVITY

Asset/liability management is the process by which we monitor and control the mix and maturities of our assets and liabilities. The essential purposes of asset/liability management are to ensure adequate liquidity and to maintain an appropriate balance between interest sensitive assets and liabilities to minimize potentially adverse impacts on earnings from changes in market interest rates. The bank's asset/liability management committee ("ALCO") monitors and considers methods of managing exposure to interest rate risk. The ALCO consists of members of the board of directors and senior management of the bank and meets quarterly. The ALCO is charged with the responsibility to maintain the level of interest rate sensitivity of the bank's interest sensitive assets and liabilities within Board-approved limits.

The following table presents our rate sensitivity at each of the time intervals indicated as of December 31, 2003. The table may not be indicative of our rate sensitivity position at other points in time. In addition, the table's maturity distribution may differ from the contractual maturities of the earning assets and interest bearing liabilities presented due to consideration of prepayment speeds under various interest rate change scenarios in the application of the interest rate sensitivity methods described above.

	Within three months	After three but Within twelve Months	After one but Within five Years	After Five Years	Total
			(Dollars in Thousands)		
Interest-earning assets:					
Federal funds sold and other	$ 3,157	$ 534	$ -	$ -	$ 3,691
Investment securities	5,777	2,644	8,177	19,576	36,174
Loans	82,747	15,732	29,727	2,215	130,421
Total earning assets	$ 91,681	$ 18,910	$ 37,904	$ 21,791	$ 170,286
Interest-bearing liabilities:					
NOW accounts	$ 10,278	$ 157	$ 9,875	$ -	$ 20,310
Money market & savings	11,171	-	4,788	-	15,959
Time deposits	56,450	31,842	19,577	-	107,869
Other borrowings	-	7,000	2,500	-	9,500
Total interest-bearing liabilities	$ 77,899	$ 38,999	$ 36,740	$ -	$ 153,638
Period gap	$ 13,782	$ (20,089)	$ 1,164	$ 21,791	$ 16,648
Cumulative gap	$ 13,782	$ (6,307)	$ (5,143)	$ 16,648	$ 16,648
Ratio of cumulative gap to total earning assets	8.09%	3.70%	3.02%	9.78%	

ACCOUNTING, REPORTING AND REGULATORY MATTERS

Recently Issued Accounting Standards

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-based Compensation—Transition and Disclosure", an amendment of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Pronouncement Board ("APB") Opinion No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. The provisions of SFAS No. 148 are effective for annual financial statements for fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. We adopted SFAS No. 123 using the prospective method of SFAS No. 148 during 2003. The adoption did not have a material impact on our financial condition or operating results.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our financial condition or operating results.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances.) Many of those instruments were previously classified as equity. SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial condition or operating results.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material effect on our financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN No. 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46 provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We have elected to adopt FIN No. 46, which allows us to consolidate the Trust as of December 31, 2003. However, since we are a small business issuer that reports under SEC Regulation S-B, we may delay deconsolidation until December 31, 2004. The adoption of FIN No. 46 did not have a material effect on our financial position or results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption.

Regulatory Matters

In October 2001, the USA PATRIOT Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C. which occurred on September 11, 2001. On May 9, 2003, the United States Department of Treasury, the Financial Crimes Enforcement Network and the federal financial regulators announced final regulations implementing customer identification and verification requirements under Section 326 of the USA PATRIOT Act. The regulations require that financial institutions develop a Customer Identification Program (CIP) by October 1, 2003 that implements reasonable procedures to: (1) collect identifying information about customers opening an account; (2) verify that the customers are who they say they are; (3) maintain records of the information used to verify their identity; and (4) determine whether the customer appears on any list of suspected terrorists or terrorist organizations. The PATRIOT Act is intended to strengthen U.S. law enforcement's and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the PATRIOT Act on financial institutions of all kinds is significant and wide ranging. The PATRIOT Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

On October 28, 2003, President Bush signed into law the Check Clearing Act for the 21st century, "Check 21". Check 21 removes legal barriers to check truncation by providing a framework that grants an Image Replacement Document ("IRD") the same legal authority as the original check. Check 21 does not mandate that banks accept electronic images. Check 21 does, however, mandate that banks accept IRDs if presented for payment. Check 21 will become effective twelve months from signing on October 28, 2004. The Federal Reserve is charged with writing the regulations for Check 21.

MARKET RISK

Market risk is the risk of loss from adverse changes in market prices and rates which principally arises from interest rate risk inherent in our lending, investing, deposit gathering and borrowing activities. Other types of market risks, such as foreign currency exchange rate risk and commodity price risk, do not normally arise in the normal course of our business. Management actively monitors and manages its interest rate risk exposure.

The principal interest rate risk monitoring technique we employ is the measurement of our interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. We generally would benefit from increasing market rates of interest when we have an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when we are liability-sensitive.

On December 31, 2003, we were liability sensitive over the one-year time frame. However, our gap analysis is not a precise indicator of our interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those rates are viewed by management as significantly less interest-sensitive than market-based rates such as those paid on non-core deposits. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities. As a result, we continue to believe that our interest rate risk position is asset sensitive.

Independent Auditors' Report

To the Board of Directors and Shareholders of
First National Bancshares, Inc. and Subsidiaries
Spartanburg, South Carolina

We have audited the accompanying consolidated balance sheets of First National Bancshares, Inc. and Subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows of First National Bancshares, Inc. for the year ended December 31, 2001 were audited by other auditors whose report dated January 23, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the First National Bancshares, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation as of January 1, 2003.

Greenville, South Carolina
February 20, 2004

Elliott Davis LLC

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2003 and 2002

Assets	**2003**	**2002**
Cash and due from banks	$ 3,003,015	$ 8,097,022
Interest-bearing bank balances	534,405	5,827,723
Federal funds sold	3,157,000	6,688,000
Securities available for sale	36,173,822	20,559,645
Loans, net of allowance for loan losses of $1,630,488 and $1,163,977, respectively	128,790,497	91,942,506
Premises and equipment, net	4,380,454	4,499,646
Other	4,530,821	1,609,362
Total assets	$ 180,570,014	$ 139,223,904
Liabilities and Shareholders' Equity		
Liabilities:		
Deposits		
Noninterest-bearing	$ 13,344,911	$ 15,428,255
Interest-bearing	141,388,110	104,290,425
Total deposits	154,733,021	119,718,680
FHLB advances	9,500,000	7,000,000
Debt associated with trust preferred securities	3,000,000	-
Accrued expenses and other liabilities	1,108,497	961,098
Total liabilities	168,341,518	127,679,778
Commitments and contingencies—Note 16 and 17		
Shareholders' equity:		
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	-	-
Common stock, par value $.01 per share, 10,000,000 shares authorized 1,802,850 and 1,802,100 shares issued and outstanding, respectively	18,028	18,021
Additional paid-in capital	11,809,783	11,800,676
Retained earnings (deficit)	429,529	(486,197)
Accumulated other comprehensive income (loss)	(28,844)	211,626
Total shareholders' equity	12,228,496	11,544,126
Total liabilities and shareholders' equity	$ 180,570,014	$ 139,223,904

The accompanying notes are an integral part of these consolidated financial statements.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Interest income:			
Loans	$ 6,351,326	$ 5,196,237	$ 4,178,305
Taxable securities	973,726	617,284	556,555
Nontaxable securities	143,245	12,173	-
Federal funds sold and other	128,032	185,163	330,057
Total interest income	7,596,329	6,010,857	5,064,917
Interest expense:			
Trust preferred securities	4,370	-	-
FHLB advances	152,907	65,688	-
Deposits	2,868,582	2,409,445	2,885,609
Total interest expense	3,025,859	2,475,133	2,885,609
Net interest income:	4,570,470	3,535,724	2,179,308
Provision for loan losses	518,821	417,980	335,576
Net interest income after provision for loan losses	4,051,649	3,117,744	1,843,732
Noninterest income:			
Mortgage loan fees from correspondent bank	231,561	163,949	139,515
Service charges and fees on deposit accounts	846,364	669,576	157,408
Gain on sale of loans	92,403	8,252	-
Other	207,021	539	50,933
Total noninterest income	1,377,349	842,316	347,856
Noninterest expense:			
Salaries and employee benefits	2,138,475	1,738,679	1,303,762
Professional fees	200,043	157,180	88,973
Data processing	368,297	293,849	154,357
Public relations	254,110	229,982	208,026
Occupancy and equipment	545,864	489,625	359,479
Telephone and supplies	131,492	109,007	89,646
Other	449,100	346,609	214,593
Total noninterest expense	4,087,381	3,364,931	2,418,836
Net income (loss) before income taxes	1,341,617	595,129	(227,248)
Provision (benefit) for income taxes	425,891	-	(24,000)
Net income (loss)	$ 915,726	$ 595,129	$ (203,248)
Net income (loss) per share – adjusted for 3 for 2 stock split			
Basic	.51	.33	(.11)
Diluted	.45	.30	(.11)
Weighted average shares outstanding – adjusted for 3 for 2 stock split			
Basic	1,802,814	1,800,780	1,800,000
Diluted	2,024,345	1,954,970	1,800,000

The accompanying notes are an integral part of these consolidated financial statements.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income

For the Years Ended December 31, 2003, 2002 and 2001

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income/(Loss)	Total Shareholders' Equity
	Shares	Amount				
Balance, December 31, 2000	1,800,000	$ 18,000	$11,785,311	$ (878,078)	$ 49,151	$10,974,384
Comprehensive income:						
Net loss	-	-	-	(203,248)	-	(203,248)
Change in net unrealized gains on securities available for sale, net of tax of $18,338	-	-	-	-	(13,556)	(13,556)
Total comprehensive income (loss)	-	-	-	-	-	(216,804)
Balance, December 31, 2001	1,800,000	$ 18,000	$11,785,311	$(1,081,326)	$ 35,595	$10,757,580
Proceeds from exercise of employee stock options	2,100	21	15,365	-		15,386
Comprehensive income:						
Net income				595,129		595,129
Change in net unrealized gains on securities available for sale, net of tax of $103,251					176,031	176,031
Total comprehensive income	-	-	-	-	-	771,160
Balance, December 31, 2002	1,802,100	$ 18,021	$ 11,800,676	$ (486,197)	$ 211,626	$11,544,126
Proceeds from exercise of employee stock options	750	7	6,107	-	-	6,114
Grant of employee stock options	-	-	3,000	-	-	3,000
Comprehensive income:						
Net income	-	-	-	915,726	-	915,726
Change in net unrealized gains (losses) on securities available for sale, net of tax of $138,987	-	-	-	-	(240,470)	(240,470)
Total comprehensive income	-	-	-	-	-	675,256
Balance, December 31, 2003	1,802,850	$ 18,028	$ 11,809,783	$ 429,529	$ (28,844)	$ 12,228,496

All share amounts have been retroactively restated to reflect the 3 for 2 stock split payable March 1, 2004.

The accompanying notes are an integral part of these consolidated financial statements.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:			
Net income (loss)	$ 915,726	$ 595,129	$ (203,248)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for loan losses	518,821	417,980	335,576
Provision for deferred income tax expense (benefit)	53	(222,755)	(24,000)
Depreciation	239,939	233,449	181,247
Premium amortization (discount accretion), net	172,371	28,987	(29,514)
Changes in deferred and accrued amounts:			
Prepaid expenses and other assets	(281,804)	(190,244)	(58,758)
Accrued expenses and other liabilities	271,529	239,576	(157,055)
Net cash provided by operating activities	1,836,635	1,102,122	44,248
Cash flows from investing activities:			
Proceeds from maturity/prepayment of securities available for sale	16,357,353	6,556,407	6,349,006
Proceeds from sale of foreclosed property	-	43,995	-
Proceeds from sale of securities available for sale	-	917,938	-
Purchases of securities available for sale	(32,523,358)	(15,375,937)	(10,699,998)
Loan originations, net of principal collections	(37,366,812)	(29,335,833)	(26,204,963)
Purchase of bank-owned life insurance	(2,500,000)	-	-
Net purchases of premises and equipment	(120,747)	(172,951)	(1,597,189)
Purchase of FHLB and other stock	(124,850)	(249,500)	(96,700)
Net cash used by investing activities	(56,278,414)	(37,615,881)	(32,249,844)
Cash flows from financing activities:			
Proceeds from trust preferred securities	3,000,000	-	-
Proceeds from exercise of employee stock options	6,114	15,386	-
Increase in FHLB advances	4,500,000	7,000,000	-
Repayment of FHLB advances	(2,000,000)	-	-
Grant of employee stock options	3,000	-	-
Net increase in deposits	35,014,340	48,800,274	24,531,935
Net cash provided by financing activities	40,523,454	55,815,660	24,531,935
Net increase (decrease) in cash and cash equivalents	(13,918,325)	19,301,901	(7,673,661)
Cash and cash equivalents at beginning of year	20,612,745	1,310,844	8,984,505
Cash and cash equivalents, end of year	$ 6,694,420	$ 20,612,745	$ 1,310,844

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies and Activities

Business Activity and Organization - First National Bancshares, Inc. (the "Company") was incorporated on July 14, 1999 under the laws of the state of South Carolina for the purpose of operating as a bank holding company pursuant to the federal Bank Holding Company Act of 1956, as amended, and to purchase 100% of the capital stock of First National Bank of Spartanburg (the "Bank"). The Bank was organized as a national bank under the laws of the United States with the purpose of becoming a new bank to be located in Spartanburg County, South Carolina. The Bank began doing business on March 27, 2000 and provides full personal and commercial banking services to customers and is subject to regulation by the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency. During 2002, the Company adopted a resolution changing the legal name of the Bank to First National Bank of the South. The Bank continues to do business in Spartanburg County as First National Bank of Spartanburg. On December 19, 2003, the Company formed FNSC Capital Trust I (the "Trust"), a statutory trust, for the purpose of issuing and selling floating rate securities having an aggregate liquidation amount of $3 million (the "Capital Securities") to institutional buyers in a private placement of trust preferred securities.

The Company offered its common stock for sale to the public under an initial public offering which began on November 10, 1999. The offering raised approximately $11,800,000, net of underwriting discounts and commissions and offering expenses, and was completed on February 10, 2000. The directors and executive officers of the Company purchased 484,100 shares of common stock at $10 per share, for a total of $4,841,000. Upon purchase of these shares, the Company issued stock warrants to the organizers to purchase 313,333 shares of common stock for $10 per share. The remaining 715,900 shares were sold in the public offering. These figures do not reflect the 3 for 2 stock split payable March 1, 2004. The Company used $11 million of the proceeds to capitalize the Bank. During the first quarter of 2000, the Company obtained all regulatory approvals to operate and opened the Bank for business on March 27, 2000.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company, the Trust and the Bank. All significant intercompany balances and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices in the banking industry.

Concentrations of Credit Risk - The Company, through the Bank, makes loans to individuals and small- to mid-sized businesses for various personal and commercial purposes primarily in Spartanburg County, South Carolina. The Company has a diversified loan portfolio and the Company's loan portfolio is not dependent on any specific economic segment. The Company regularly monitors its credit concentrations based on loan purpose, industry and customer base. As of December 31, 2003, there were no material concentrations of credit risk within the Company's loan portfolio.

Use of Estimates - The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements. In addition, they affect the reported amounts of income and expense during the reporting period. Actual results could differ from these estimates.

Securities - Management classifies securities at the time of purchase into one of three categories as follows: (1) Securities Held to Maturity: securities which the Company has the positive intent and ability to hold to maturity, which are reported at amortized cost; (2) Trading Securities: securities that are bought and held principally for the purpose of selling them in the near future, which are reported at fair value with unrealized gains and losses included in earnings; and (3) Securities Available for Sale: securities that may be sold under certain conditions, which are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity as accumulated other comprehensive income. The amortization of premiums and accretion of discounts on investment securities are recorded as adjustments to interest income. Gains or losses on sales of investment securities are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Unrealized losses on securities, reflecting a decline in value or impairment judged by the Company to be other than temporary, are charged to earnings in the consolidated statements of operations.

Loans and Interest Income - Loans of the Bank are carried at principal amounts, reduced by an allowance for loan losses. The Bank recognizes interest income daily based on the principal amount outstanding using the simple interest method. The accrual of interest is generally discontinued on loans of the Bank which become 90 days past due as to principal or interest or when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Management may elect to continue accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balances and accrued interest and the loan is in the process of collection. Amounts received on nonaccrual loans generally are applied against principal prior to the recognition of any interest income. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Impairment of Loans - Loans are considered to be impaired when, in management's judgment, the collection of all amounts of principal and interest is not probable in accordance with the terms of the loan agreement. The Company accounts for impaired loans in accordance with the terms of Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118 in the areas of disclosure requirements and methods of recognizing income. SFAS No. 114 requires that impaired loans be recorded at fair value, which is determined based upon the present value of expected cash flows discounted at the loan's effective interest rate, the market price of the loan, if available, or the value of the underlying collateral. All cash receipts on impaired loans are applied to principal until such time as the principal is brought current. After principal has been satisfied, future cash receipts are applied to interest income, to the extent that any interest has been foregone. The Bank determines which loans are impaired through a loan review process.

Allowance for Loan Losses - The allowance for loan losses is established through a provision for loan losses charged to operations and reflects an amount that, in management's opinion, is adequate to absorb inherent losses in the existing portfolio. Additions to the allowance are based on management's evaluation of the loan portfolio under current economic conditions, past loan loss experience, and such other factors which, in management's judgment, deserve recognition in estimating loan losses.

Loans are charged off when, in the opinion of management, they are deemed to be uncollectible. Recognized losses are charged against the allowance and subsequent recoveries are added to the allowance. Management believes that the allowance is adequate. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. The allowance for loan losses is subject to periodic evaluation by various regulatory authorities and may be subject to adjustments based upon information that is available to them at the time of their examination.

Loan Fees - Loan origination fees and direct costs of loan originations are deferred and recognized as an adjustment of yield by the interest method based on the contractual terms of the loan. Loan commitment fees are deferred and recognized as an adjustment of yield over the related loan's life, or if the commitment expires unexercised, recognized in income upon expiration.

Premises and Equipment - Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization, computed principally by the straight line method over the estimated useful lives of the assets as follows: building, 40 years; furniture and fixtures, 7 to 10 years; and computer hardware and software, 3 to 5 years. Amortization of leasehold improvements is recorded using the straight-line method over the lesser of the estimated useful life of the asset or the term of the operating lease. Additions to premises and equipment and major replacements and betterments are added at cost. Maintenance, repairs and minor replacements are included in operating expense. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

Income Taxes - Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets if it is determined to be "more likely than not" that all or some portion of the potential deferred tax asset will not be realized.

Reclassifications – Certain prior year amounts have been reclassified to conform with the current presentation. These reclassifications have no effect on previously reported shareholders' equity or net income as previously reported. Share and per share data have been restated for the 3 for 2 stock split discussed below under "Net Income (Loss) Per Share".

Stock Compensation Plans – In the fourth quarter of 2003, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation", in accordance with the prospective transition method prescribed in SFAS No. 148 "Accounting for Stock Based Compensation — Transition and Disclosure." The fair value based method has been applied prospectively to awards granted subsequent to December 31, 2002. Awards granted in years prior to 2003 will continue to be accounted for under the intrinsic value method, and the pro forma impact of accounting for those awards at fair value will continue to be disclosed. The Company recognized $3,000 of compensation expense during 2003 as a result of the adoption of this method.

Historially, and through September 30, 2003, the Company applied the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for the Company's stock option plan. All stock options granted under stock compensation plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Therefore, no stock-based compensation was reflected in net income (loss). Stock options and warrants issued under the Company's stock option plan and warrant agreements have no intrinsic value at the grant date, and under APB Opinion No. 25, no compensation cost was recognized for them. Because SFAS No. 123 was adopted prospectively, the Company will continue to provide pro forma disclosures of net income (loss) and income (loss) per share in the following table, as if the fair value based method of accounting had been applied. All amounts have been adjusted for the 3 for 2 stock split. See Note 14 for additional information regarding the Company's stock-based compensation plans.

(dollars, except per share, in thousands)	For the years ended December 31, 2003	2002	2001
Net income (loss) – as reported	$ 916	$ 595	$ (203)
Net income (loss) – pro forma	$ 654	$ 331	$ (435)
Basic income (loss) per share			
As reported	$ .51	$ .33	$ (.11)
Pro forma	$ .36	$ .18	$ (.24)
Fully diluted income (loss) per share			
As reported	$ .45	$ .30	$ (.11)
Pro forma	$ .32	$ .17	$ (.24)

The weighted average fair value per share of options granted in the years presented amounted to $1.12, $1.07 and $1.27, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants: expected volatility of 6.0% for all years presented, risk-free interest rate of 1.25%, 1.50% and 2.70% for each year presented, respectively, and expected lives of the options of seven years in all years presented. There were no cash dividends in any years presented.

Net Income (Loss) Per Share - Basic net income (loss) per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and stock warrants and are determined using the treasury stock method.

For the year ended December 31, 2003, the effect of dilutive securities (options and warrants) resulted in an incremental 221,531 shares outstanding compared to an incremental 154,190 shares outstanding for the year ended December 31, 2002. For the year ended December 31, 2001, all stock options outstanding were anti-dilutive due to the net loss sustained during this period.

On January 20, 2004 the Company's board of directors approved a 3 for 2 stock split of the Company's outstanding stock. The split was distributed on March 1, 2004. The number of outstanding shares increased from 1,201,900 to 1,802,850.

Comprehensive Income - Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Recently Issued Accounting Standards - In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-based Compensation—Transition and Disclosure", an amendment of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. The provisions of SFAS No. 148 are effective for annual financial statements for fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The Company adopted SFAS No. 123 using the prospective method of SFAS No. 148 during 2003. The adoption did not have a material impact on the financial condition or operating results of the Company.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the financial condition or operating results of the Company.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances.) Many of those instruments were previously classified as equity. SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the financial condition or operating results of the Company.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on the Company's financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN No. 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46 provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.

The Company has elected to adopt FIN No. 46, which allows the Company to consolidate the Trust as of December 31, 2003. However, small business issuers that report under SEC Regulation S-B may delay deconsolidation until December 31, 2004. The adoption of FIN No. 46 did not have a material effect on the Company's financial position or results of operations. For more details on the Trust, refer to Note 13 – Debt Associated with Trust Preferred Securities.

Note 2 - Statement of Cash Flows

In accordance with the provisions of SFAS No. 95, "Statement of Cash Flows," the Company considers cash and cash equivalents to be those amounts included in the balance sheet captions "Cash and due from banks", "Interest-bearing bank balances" and "Federal funds sold." These accounts totaled $6,694,420 and $20,612,745 at December 31, 2003 and 2002, respectively.

The following summarizes supplemental cash flow data for the years ended December 31:

	2003	2002	2001
Interest paid	$ 3,017,778	$ 2,706,233	$ 3,128,989
Cash paid for income taxes	$ 215,849	$ 50,000	$ -
Change in fair value of securities available for sale, net of income tax	$ (240,470)	$ 176,031	$ (13,556)

Noncash investing activities during the year ended December 31, 2001 also included $177,652 of premises additions included in accrued expenses.

Note 3 - Restrictions on Cash and due from Banks

The Bank is required to maintain average reserve balances, net of vault cash, with the Federal Reserve Bank based upon a percentage of deposits. The amount of the required reserve balance at December 31, 2003 and 2002 was $5,000.

Note 4 - Securities

The amortized cost, fair value and gross unrealized holding gains and losses of securities available for sale at December 31, 2003 and 2002, consisted of the following:

	2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
U.S. Agency obligations	$ 9,956,593	$ 12,577	$ (150,659)	$ 9,818,511
Mortgage-backed	20,333,627	163,066	(62,006)	20,434,687
Municipal	5,927,304	50,059	(56,739)	5,920,624
	$ 36,217,524	$ 225,702	$ (269,404)	$ 36,173,822

At December 31, 2003, the Company held no securities which had been in a continuous unrealized loss position for 12 months or more, or an other than temporary position. The Company believes that the deterioration in value is attributable to changes in market interest rates and not in credit quality and considers these losses to be temporary.

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
U.S. Agency obligations	$ 4,032,412	$ 14,749	$ (3,510)	$ 4,043,651
Mortgage-backed	15,394,771	322,083	(1,988)	15,714,866
Municipal	796,707	9,558	(5,137)	801,128
	$20,223,890	$ 346,390	$ (10,635)	$20,559,645

At December 31, 2003 and 2002, securities with a carrying value of approximately $ 31,800,000 and $11,749,000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law, including as collateral for FHLB advances outstanding.

The amortized cost and estimated fair value of investment securities available for sale at December 31, 2003, by contractual maturity, are shown in the following table. Expected maturities may differ from contractual maturities because issuers may have the right to call or repay obligations with or without prepayment penalties. Fair value of securities was determined using quoted market prices.

	Amortized Cost	Fair Value
Due after one year, through five years	$ 2,001,438	$ 2,001,294
Due after five years, through ten years	8,260,155	8,124,361
Due after ten years, through fifteen years	4,742,290	4,733,244
Due after fifteen years	880,014	880,236
	15,883,897	15,739,135
Mortgage-backed securities	20,333,627	20,434,687
	$ 36,217,524	$ 36,173,822

Note 5 - Investments Required by Law

The Bank, as a member of the Federal Reserve Bank ("FRB") and the Federal Home Loan Bank of Atlanta ("FHLB"), is required to own capital stock in these organizations. The Bank's equity investments required by law are included in the accompanying consolidated balance sheets in "Other assets". The amount of stock owned is based on the Bank's capital levels in the case of the FRB and totaled $329,850 and $330,000 at December 31, 2003 and 2002 respectively. The amount of FHLB stock owned is determined based on the Bank's balances of residential mortgages and advances from the FHLB and totaled $475,000 and $350,000 at December 31, 2003 and 2002, respectively. No ready market exists for these stocks and they have no quoted market value. However, redemption of these stocks has historically been at par value. Accordingly, the carrying amounts are deemed to be a reasonable estimate of fair value.

Note 6 - Loans

A summary of loans by classification at December 31 is as follows:

	2003	2002
Commercial and industrial	$ 24,869,400	$ 15,867,000
Commercial secured by real estate	57,622,045	53,658,692
Real estate--residential mortgages	42,830,333	19,174,497
Installment and other consumer loans	5,341,479	4,591,509
Unearned income	(242,272)	(185,215)
Total loans, net of unearned income	130,420,985	93,106,483
Less--allowance for loan losses	(1,630,488)	(1,163,977)
Total loans, net	$ 128,790,497	$ 91,942,506

Approximately $94,970,000 of the loans were variable interest rate loans at December 31, 2003. The remaining portfolio was fixed interest rate loans.

At December 31, 2003, $257,470 in loans were on nonaccrual. Foregone interest income on these nonaccrual loans and other nonaccrual loans charged off during 2003 was approximately $15,000 in 2003. There were no loans on nonaccrual at December 31, 2002. One loan totaling $48,000 was on non-accrual at December 31, 2001. Foregone interest income on the nonaccrual loan was approximately $4,000 during 2001. There were no loans contractually past due in excess of 90 days at December 31, 2003 or 2002. There were no foreclosed loans or other real estate owned at December 31, 2003 or 2002. There were no impaired loans at December 31, 2003 or 2002.

Changes in the allowance for loan losses for the years ended December 31 were as follows:

	2003	2002	2001
Balance, beginning of year	$ 1,163,977	$ 800,303	$ 470,893
Provision charged to operations	518,821	417,980	335,576
Loans charged off	(52,880)	(54,306)	(6,166)
Recoveries on loans previously charged off	570	-	-
Balance, end of year	$ 1,630,488	$ 1,163,977	$ 800,303

Directors, executive officers and associates of such persons are customers of and have transactions with the Bank in the ordinary course of business. Included in such transactions are outstanding loans and commitments, all of which are made under substantially the same credit terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility.

The aggregate dollar amount of these outstanding loans was approximately $7.33 million and $5.56 million at December 31, 2003 and 2002, respectively. During 2003, new loans and advances on these lines of credit totaled approximately $5.14 million and payments on these loans and lines totaled approximately $3.37 million. At December 31, 2003, there were commitments to extend additional credit to related parties in the amount of approximately $4.09 million.

Under current Federal Reserve regulations, the Bank is limited to the amount it may loan to the Company. Loans made by the Bank may not exceed 10% and loans to all affiliates may not exceed 20% of the Bank's capital, surplus and undivided profits, after adding back the allowance for loan losses. There were no loans outstanding between the Bank and the Company at December 31, 2003 or 2002.

Note 7 - Premises and Equipment

A summary of premises and equipment at December 31 is as follows:

	2003	2002
Land	$ 975,854	$ 975,854
Building and improvements	2,843,856	2,823,664
Furniture, fixtures and equipment	1,227,979	1,154,210
Construction in progress	23,846	-
	5,071,535	4,953,728
Accumulated depreciation	691,081	454,082
	$ 4,380,454	$ 4,499,646

Depreciation expense charged to operations totaled $239,939, $233,449 and $181,247 in 2003, 2002, and 2001, respectively.

The Bank entered into a long-term land lease during 2000, which has an initial term of 20 years and various renewal options under substantially the same terms with certain rate escalations. Rent expense charged to operations totaled $48,000 for each of the years ended December 31, 2003, 2002 and 2001. The annual minimum rental commitments under the terms of the Company's noncancellable lease at December 31, 2003 are as follows:

2004	$ 48,000
2005	50,917
2006	50,917
2007	50,917
2008	50,917
Thereafter	716,332
Total	$ 968,000

Note 8 - Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000 is approximately $43,005,000 and $25,472,000 at December 31, 2003 and 2002.

The scheduled maturities of time deposits at December 31 are as follows:

	2003	2002
One year or less	$ 88,301,678	$ 53,634,000
From one year to three years	14,474,823	18,074,000
After three years	5,102,149	1,169,000
Total	$ 107,878,650	$ 72,877,000

Note 9 - Lines of Credit

At December 31, 2003, the Bank had short-term lines of credit with correspondent banks to purchase unsecured federal funds totaling $5,350,000. The interest rate on any borrowings under these lines would be the prevailing market rate for federal funds purchased.

Note 10 – FHLB Advances

The Bank has the ability to borrow up to 15% of its total assets from the FHLB as of December 31, 2003. Borrowings under this arrangement can be made with various terms and repayment schedules and with fixed or variable rates of interest. The borrowings under this arrangement are available by pledging collateral and may require additional purchases of stock in the FHLB. Qualifying securities available for sale with a market value of $18,373,022 were pledged as collateral for advances outstanding of $9,500,000 at December 31, 2003.

At December 31, 2003, fixed rate FHLB advances outstanding ranged from $2,000,000 to $5,000,000 with initial maturities of one to ten years and rates of 1.16% to 2.92%. The weighted-average interest rate on FHLB advances outstanding at December 31, 2003 and 2002 was 1.71% and 1.72%, respectively. At December 31, 2003, advances totaling $7.5 million were subject to call features at the option of the FHLB with call dates ranging from January 2004 to July 2012. Call provisions are more likely to be exercised by the FHLB when rates rise. Scheduled maturities of FHLB advances subsequent to December 31, 2003 are $2,000,000 in 2004, $5,000,000 in 2012 and $2,500,000 in 2013.

Note 11 - Income Taxes

The following is a summary of the items, which caused recorded income taxes to differ from taxes computed using the statutory tax rate for the periods ending December 31:

	2003	2002	2001
Income tax expense at federal statutory rate of 34%	$ 456,150	$ 202,344	$ (77,264)
Change in valuation allowance	-	(341,591)	47,353
State income tax, net of federal effect	27,914	11,959	-
Tax-exempt securities income	(43,833)	-	-
Other, net	(14,340)	127,288	5,911
Income tax (benefit) expense	$ 425,891	$ -	$ (24,000)

The provision for income taxes for the years ended December 31 are as follows:

	2003	2002
Current:		
Federal	$ 398,844	$ 204,635
State	26,994	18,120
	$ 425,838	$ 222,755
Deferred:		
Federal	$ (15,247)	$ (222,755)
State	15,300	$ -
	$ 53	$ (222,755)
Provision for income taxes	$ 425,891	$ -

The Company had no currently taxable income for the year ending December 31, 2001. The 2001 tax benefit of $24,000 consisted entirely of deferred benefit with no current impact.

The components of the deferred tax assets and liabilities at December 31 are as follows:

	2003	2002
Deferred tax liability:		
Net deferred loan costs	$ 35,252	$ 29,782
Prepaid expenses deducted currently for tax	34,657	21,675
Tax depreciation in excess of book	125,698	51,000
Unrealized gain on securities available for sale	-	124,129
Total deferred tax liability	195,607	226,586
Deferred tax asset:		
Allowance for loan losses	408,506	288,244
Deferred organizational and start-up costs	33,803	60,968
Unrealized loss on securities available for sale	14,859	-
Deferred tax asset before valuation allowance	457,168	349,212
Valuation allowance	-	-
Net deferred tax asset	$ 261,561	$ 122,626

The net deferred tax asset is included in "Other assets" in the accompanying consolidated balance sheets.

The Company has not recorded a valuation allowance for the net deferred tax asset as the realization of this asset is determined to be more likely than not based on the Company's ability to generate future taxable income during the periods in which temporary differences become deductible.

A portion of the change in the net deferred tax asset relates to the change in the tax effect of the unrealized gain (loss) on securities available for sale of $138,988. The remainder of the change in the net deferred tax asset is due to the current period deferred tax expense of $53.

Note 12 - Regulatory Capital Requirements and Dividend Restrictions

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

The Company and the Bank are required to maintain minimum amounts and ratios of total risk-based capital, Tier 1 capital, and Tier 1 leverage capital (as defined in the regulations) as set forth in the table following. Management believes, as of December 31, 2003 that the Company and the Bank meet all capital adequacy requirements to which they are subject. At December 31, 2003, the Bank is categorized as "well capitalized" under the regulatory framework for prompt corrective action. There are no current conditions or events that management believes would change the Company's or the Bank's category.

The following table presents the Company's and the Bank's actual capital amounts and ratios at December 31, 2003 and 2002 as well as the minimum calculated amounts for each regulatory-defined category.

	Actual		For Capital Adequacy Purposes		Minimum to be Categorized as Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003						
The Company						
Total capital to risk-weighted assets	$16,659,000	12.91%	$10,325,760	8.00%	N/A	N/A
Tier 1 capital to risk-weighted assets	$15,029,000	11.64%	$ 5,162,880	4.00%	N/A	N/A
Tier 1 capital to average assets	$15,029,000	8.65%	$ 6,946,520	4.00%	N/A	N/A
The Bank						
Total capital to risk-weighted assets	$15,854,000	12.28%	$10,325,760	8.00%	$12,907,200	10.00%
Tier 1 capital to risk-weighted assets	$14,224,000	11.02%	$ 5,162,880	4.00%	$ 7,744,320	6.00%
Tier 1 capital to average assets	$14,224,000	8.20%	$ 6,946,520	4.00%	$ 8,683,150	5.00%
As of December 31, 2002						
The Company						
Total capital to risk-weighted assets	$12,351,000	13.01%	$ 7,594,960	8.00%	N/A	N/A
Tier 1 capital to risk-weighted assets	$11,187,000	11.78%	$ 3,797,480	4.00%	N/A	N/A
Tier 1 capital to average assets	$11,187,000	8.74%	$ 5,112,520	4.00%	N/A	N/A
The Bank						
Total capital to risk-weighted assets	$11,327,000	11.93%	$ 7,594,960	8.00%	$ 9,493,700	10.00%
Tier 1 capital to risk-weighted assets	$10,163,000	10.70%	$ 3,797,480	4.00%	$ 5,696,220	6.00%
Tier 1 capital to average assets	$10,163,000	7.95%	$ 5,112,520	4.00%	$ 6,390,650	5.00%

The ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank. The dividends that may be paid by the Bank to the Company are subject to legal limitations and regulatory capital requirements. The approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds the Bank's net profits (as defined by the Comptroller) for that year combined with its retained net profits (as defined by the Comptroller) for the two preceding calendar years. As of December 31, 2003, no cash dividends have been declared or paid by the Bank.

Note 13 - Debt Associated with Trust Preferred Securities

On December 19, 2003, FNSC Capital Trust I (the "Trust"), a statutory trust formed by the Company, issued and sold floating rate securities having an aggregate liquidation amount of $3 million (the "Capital Securities") to institutional buyers in a private placement of trust preferred securities. The Capital Securities generated gross proceeds of $3 million. The Trust invested these proceeds in an equivalent amount of junior subordinated debentures of the Company, and the Company contributed the proceeds to the Bank for general corporate purposes. Issuance costs from the December 19, 2003 sale totaled $104,000.

The junior subordinated debentures are unsecured obligations of the Company and are subordinate and junior in right of payment to all present and future senior indebtedness of the Company. The Company has entered into a guarantee, which together with its obligations under the junior subordinated debentures and the declaration of trust governing the Trust provides a full and unconditional guarantee of the Capital Securities.

The Capital Securities accrue and pay distributions quarterly at a rate per annum equal to 90-day LIBOR plus 292 basis points. At December 31, 2003, the distribution rate on the Capital Securities was 4.08%. The distributions payable on the Capital Securities are cumulative and payable quarterly in arrears. The Company has the right, subject to events of default, to defer payments of interest on the Capital Securities for a period not to exceed 20 consecutive quarters. The Company has no current intention to exercise its right to defer payment of interest on the Capital Securities.

The Capital Securities are mandatorily redeemable upon maturity on December 19, 2033. The Company has the right to redeem the Capital Securities in whole or in part, on or after December 19, 2008. If the Capital Securities are redeemed on or after December 19, 2008, the redemption price will be 100% of the principal amount plus accrued and unpaid interest. In addition, the Company may redeem the Capital Securities in whole (but not in part) at any time within 90 days following the occurrence of a tax event, an investment company event, or a capital treatment event at a special redemption price (as defined in the indenture). The Company has elected to adopt FASB Interpretation No. 46 ("FIN 46") which allows the Company to consolidate the Trust as of December 31, 2003 due to the existence of appropriate call options in the Capital Securities.

On October 31, 2003, the FASB proposed a modification and interpretation of FIN 46. Evaluation of the impact of FIN 46 and SFAS No. 150, ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," on the treatment of debt associated with trust preferred securities resulted in the issuance of Revised Amendment to FIN 46 ("FIN 46r"). Generally, electing to apply FIN 46r would require that the Trust be deconsolidated as of December 31, 2003. However, the Company has not elected FIN 46r, and the SEC has indicated that small business issuers that report under SEC Regulation S-B may delay deconsolidation until December 31, 2004. The Company currently consolidated the Trust, which issued the Company's trust preferred securities, in its consolidated financial statements as of December 31, 2003 and reported the related debt instruments, referred to as debt associated with trust preferred securities, as a liability on its consolidated balance sheet.

Note 14 - Stock Compensation Plans

Effective March 6, 2000, the Company adopted the First National Bancshares, Inc. 2000 Stock Incentive Plan (the "Plan"). Under the Plan, options are periodically granted to employees and directors by the Personnel Committee at a price not less than the fair market value of the shares at the date of grant. Options granted are exercisable for a period of ten years from the date of grant and become exercisable at a rate of 20% each year on the first five anniversaries of the date of grant. The Plan authorizes the granting of stock options up to a maximum of 180,000 shares of common stock. At December 31, 2003, 63,100 option shares were available to be granted under the Plan.

Upon consummation of the initial public offering, the organizers were issued stock warrants to purchase 313,333 shares of common stock for $10 per share. These warrants vest ratably over a five year period beginning February 10, 2000, and will be exercisable in whole or in part during the ten year period following that date. The information presented in the two preceding paragraphs has not been restated for the 3 for 2 stock split payable March 1, 2004.

The following is a summary of the activity under the plans for the years ended December 31, adjusted for the 3 for 2 stock split payable March 1, 2004:

	2003		2002		2001	
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
Outstanding, beginning of period	627,500	$ 6.71	631,250	$ 6.71	614,750	$ 6.67
Granted	23,250	10.61	8,250	8.73	16,500	7.15
Forfeited	(7,500)	10.00	(9,900)	7.03	-	-
Exercised	(750)	7.20	(2,100)	6.76	-	-
Outstanding, December 31	642,500	$ 6.82	627,500	$ 6.70	631,250	$ 6.71
Exercisable, December 31	369,600	$ 6.67	246,650	$ 6.67	122,951	$ 6.67

The following table summarizes information about stock options and warrants outstanding under the stock-based option plans at December 31, 2003:

	Outstanding			Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 6.67	611,000	6.25 years	$ 6.67	366,600	$ 6.67
$ 7.00 - $ 7.20	8,250	8.00 years	$ 7.16	3,000	$ 7.16
$ 8.70 - $ 9.00	750	8.65 years	$ 9.00	-	-
$ 9.50 - $12.50	23,250	9.61 years	$10.61	-	-
$ 6.67 - $12.50	643,250	7.30 years	$ 6.82	369,600	$ 6.67

Note 15 – Employee Benefit Plan

The Company maintains an employee benefit plan for all eligible employees of the Company and the Bank under the provisions of Internal Revenue Code Section 401(k). The First National Retirement Savings Plan (the "Savings Plan") allows for employee contributions and, upon annual approval of the Board of Directors, the Company matches 50% of employee contributions up to a maximum of six percent of annual compensation. The 50% match represents an increase over 25% match in 2002 and 2001. A total of $29,932, $12,000 and $9,914 was charged to operations in 2003, 2002, and 2001 respectively, for the Company's matching contribution. Employees are immediately vested in their contributions to the Savings Plan and become fully vested in the employer matching contribution after five years of service.

Note 16 – Commitments and Contingencies

The Company has entered into an employment agreement with its President and Chief Executive Officer that includes an annually renewable three-year compensation term, annual bonus, incentive program, stock option plan and a one-year non-compete agreement upon termination. See Note 7 for specifics on the Company's land lease.

In the normal course of business, the Company and the Bank are periodically subject to various pending or threatened lawsuits in which claims for monetary damages may be asserted. At December 31, 2003, the Company and the Bank were not involved with any litigation matters.

Note 17 – Financial Instruments with Off-Balance Sheet Risk

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments.

The Company uses the same credit and collateral policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

At December 31, 2003, the Company's commitments to extend additional credit totaled approximately $32.6 million, the majority of which are at variable rates of interest and expire within one year. Included in the Company's total commitments are standby letters of credit. Letters of credit are commitments issued by the Company to guarantee the performance of a customer to a third party and totaled $75,000 at December 31, 2003. The credit risk involved in the underwriting of letters of credit is essentially the same as that involved in extending loan facilities to customers.

Note 18 – Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information, whether or not recognized in the statement of financial position, when it is practicable to estimate fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity, or contractual obligations which require the exchange of cash or other financial instruments. Certain items which are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment and other assets and liabilities.

Fair value approximates book value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, interest-bearing deposits in banks, federal funds sold, federal funds purchased, repurchase agreements, short-term FHLB advances, and other short-term borrowings. Fair value of investment securities is estimated based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Fair value for variable rate loans that reprice frequently and for loans that mature in less than one year is based on the carrying value, reduced by an estimate of credit losses inherent in the portfolio. Fair value of fixed rate real estate, consumer, commercial and other loans maturing after one year is based on the discounted present value of the estimated future cash flows, reduced by an estimate of credit losses inherent in the portfolio. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for demand deposit accounts and variable rate interest-bearing accounts with no fixed maturity date is equal to the carrying value. Certificate of deposit accounts maturing during 2003 are valued at their carrying value. Certificate of deposit accounts maturing after 2003 are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments. Fair value for long-term FHLB advances is based on discounted cash flows using the current market rate. The Trust's fair value approximates its carrying amount as it closed on December 19, 2003.

The estimated fair market value of commitments to extend credit and standby letters of credit are equal to their carrying value as the majority of these off-balance sheet instruments have relatively short terms to maturity and are written with variable rates of interest.

The Company has used management's best estimate of fair values based on the above assumptions. Thus, the fair values presented may not be the amounts, which could be realized in an immediate sale or settlement of the instrument. In addition, any income tax or other expense which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

The estimated fair values of the Company's financial instruments at December 31 are as follows:

	2003		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and due from banks	$ 3,003,015	$ 3,003,015	$ 8,097,022	$ 8,097,022
Interest-bearing bank balances	534,405	534,405	5,827,723	5,827,723
Federal funds sold	3,157,000	3,157,000	6,688,000	6,688,000
Securities available for sale	36,173,822	36,173,822	20,559,645	20,559,645
Loans, net	128,790,497	128,823,000	91,942,506	92,248,000
Financial liabilities:				
Deposits	$154,733,021	$157,570,000	$119,718,680	$121,566,000
FHLB advances	9,500,000	9,500,000	7,000,000	7,000,000
Trust preferred securities	3,000,000	3,000,000	N/A	N/A

Note 19 – Parent Company Financial Information

The following is condensed financial information of First National Bancshares, Inc. (parent company only) at December 31, 2003 and 2002 and for each of the years in the three year period ending December 31, 2003.

First National Bancshares, Inc.
Condensed Balance Sheets

	2003	2002
Assets:		
Cash	$ 726,523	$ 1,027,861
Investment in bank subsidiary	14,422,578	10,520,181
Investment in Trust	93,000	-
Other assets	100,800	-
Total	$ 15,342,901	$ 11,548,042
Liabilities and shareholders' equity:		
Junior subordinated debentures	$ 3,093,000	$ -
Accruals and other liabilities	21,405	3,916
Shareholders' equity	12,228,496	11,544,126
Total	$ 15,342,901	$ 11,548,042

First National Bancshares, Inc.
Condensed Statements of Income

	2003	2002	2001
Interest income	$ 8,743	$ 13,780	$ 37,898
Interest expense	4,496	-	-
Net interest income	4,247	13,780	37,898
Salaries	-	-	-
Professional fees	7,452	6,818	476
Shareholder relations	20,884	19,542	12,521
Other	52	2,385	1,317
Noninterest expense	28,388	28,745	14,314
Equity in undistributed net income (loss) of bank subsidiary	939,867	610,094	(226,832)
Net income (loss) before income taxes	915,726	595,129	(203,248)
Income taxes	-	-	-
Net income (loss)	$ 915,726	$ 595,129	$ (203,248)

First National Bancshares, Inc.
Condensed Statements of Cash Flows

	2003	2002	2001
Operating activities:			
Net income (loss)	$ 915,726	$ 595,129	$ (203,248)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:			
Equity in undistributed net (income) loss of bank subsidiary	(939,867)	(610,094)	226,832
Increase in other assets	(100,800)	-	-
Increase (decrease) in other liabilities	17,489	(2,248)	(4,486)
Net cash provided by (used for) operating activities	(107,452)	(17,213)	19,098
Investing activities:			
Increase (decrease) in due to bank subsidiary	-	-	(5,711)
Investment in Trust	(93,000)	-	-
Capital contribution to bank subsidiary	(3,203,000)	-	-
Net cash provided (used) by investing activities	(3,296,000)	-	(5,711)
Financing activities:			
Proceeds from exercise of employee stock options	6,114	15,387	-
Proceeds from junior subordinated debentures	3,093,000	-	-
Grant of employee stock options	3,000	-	-
Net cash provided by financing activities	3,102,114	15,387	-
Net increase (decrease) in cash and cash equivalents	(301,338)	(1,826)	13,387
Cash, beginning of year	1,027,861	1,029,687	1,016,300
Cash, end of year	$ 726,523	$ 1,027,861	$ 1,029,687

For a complete discussion of the junior subordinated debentures and the related trust preferred securities, see Note 13 – Debt Associated with Trust Preferred Securities.

FIRST NATIONAL®
BANCSHARES, INC.

BOARD OF DIRECTORS

Chairman
Norman F. Pulliam
Chairman, Pulliam Investment Company

****

C. Dan Adams
President, The Capital Corporation

Mellnee G. Buchheit
President, Buchheit News Management

Jerry L. Calvert
President & CEO, First National Bancshares

Martha C. Chapman
Community Volunteer

W. Russel Floyd
Business Administrator, Floyd's Mortuary

Dr. C. Tyrone Gilmore, Sr.
VP/Customer Relations, Compass Learning, Inc.

Dr. Gaines W. Hammond, Jr.
Urologist, Hammond Urology, P.A.

Benjamin R. Hines
President, Spencer/Hines Properties

William A. Hudson
Vice Chairman, Diversco

Peter E. Weisman
Managing Member, Kinney Hill Associates

Donald B. Wildman
Partner, JSHW Law Firm

Coleman L. Young, Jr.
President, CLY, Inc.

****

FIRST NATIONAL®
BANK OF SPARTANBURG

EXECUTIVE OFFICERS

Jerry L. Calvert
President and Chief Executive Officer

Robert W. Murdoch, Jr.
Senior Vice President & Retail Banking Manager

Kitty B. Payne
Senior Vice President & Chief Financial Officer

David H. Zabriskie
Senior Vice President & Chief Lending Officer

SHAREHOLDER INFORMATION

Market for Common Stock

First National Bancshares, Inc. common stock is traded on the OTC Bulletin Board under the symbol FNSC. As of March 1, 2004, there were 392 shareholders of record. The number of shareholders of record does not reflect the number of persons or entities who hold the stock in nominee or "street" name through various brokerage firms.

All of our currently issued and outstanding common stock was issued in our initial public offering on November 10, 1999. The price per share in the initial public offering was $10.00 per share. There is currently not a well-established public trading market in the common stock, and trading and quotations of the common stock have been limited and sporadic. Because there has not been an established market for our common stock, we may not be aware of all prices at which the common stock has been traded. Based on information available to us from a limited number of sellers and purchasers of our common stock, we believe transactions in the common stock, on a per share basis, ranged from $14.25 to $19.00 during 2003. There is no assurance that these prices reflect the market value of our common stock.

The following is a summary of the bid prices for our common stock reported by the OTC Bulletin Board for the periods indicated. The prices shown reflect historical activity and have not been adjusted to reflect the 3 for 2 stock split payable March 1, 2004.

	2003		2002	
	High	Low	High	Low
First Quarter	$ 15.75	14.25	$ 13.00	10.75
Second Quarter	17.00	14.65	14.00	11.00
Third Quarter	17.75	16.90	15.00	13.00
Fourth Quarter	19.00	17.50	15.25	14.00

The prices listed above are quotations, which reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Since our inception, we have not paid cash dividends on our common stock. Our ability to pay cash dividends is dependent on receiving cash in the form of dividends from our bank. However, certain restrictions exist regarding the ability of our bank to transfer funds to us in the form of cash dividends. All dividends are subject to prior approval of the Office of the Comptroller of the Currency and are payable only from the undivided profits of our bank.

Registered Market Makers

Scott & Stringfellow, Inc.
Hill, Thompson, Magid & Company, Inc.
Monroe Securities, Inc.
FIG Partners, LLC
Pershing Trading Company, LP

Stock Transfer Agent and Registrar

First Citizens Bank and Trust Company of South Carolina
P.O. Box 29
Columbia, SC 29202
(803) 733-2703

Annual Meeting

The Annual Meeting of Shareholders will be held at 5:30 PM on Tuesday, April 20, 2004 at our main offices at 215 N. Pine Street, Spartanburg, SC 29302. All shareholders of record as of March 1, 2004 are eligible to attend and vote.

Financial Information

We will furnish upon request, free of charge, copies of our Annual Report to the SEC on Form 10-KSB by contacting Ms. Kitty B. Payne, First National Bancshares, Inc., P.O. Box 3508, Spartanburg, SC 29304.

General Counsel
Nelson, Mullins, Riley & Scarborough, L.L.P.
999 Peachtree Street, NE / Suite 1400
Atlanta, Georgia 30309

FIRST NATIONAL BANCSHARES, INC.
215 N. Pine Street
Spartanburg, S.C. 29302

Notice of Annual Meeting of Shareholders

Dear Fellow Shareholders:

We cordially invite you to attend the 2004 Annual Meeting of Shareholders of First National Bancshares, Inc. (the "Company"), the holding company for First National Bank of Spartanburg. At the meeting, we will report on our performance in 2003 and answer your questions. We are excited about our accomplishments and we look forward to discussing both our accomplishments and our plans with you. We hope that you can attend the meeting and look forward to seeing you there.

This letter serves as your official notice that we will hold the meeting on Tuesday, April 20, 2004 at 5:30 p.m. at our main office facility at 215 N. Pine St., Spartanburg, SC for the following purposes:

1. To elect four members to the Board of Directors of the Company; and
2. To transact any other business that may properly come before the meeting or any adjournment of the meeting.

Shareholders owning our common stock at the close of business on March 1, 2004 are entitled to attend and vote at the meeting. A complete list of these shareholders will be available at the Company's offices prior to the meeting.

Please use this opportunity to take part in the affairs of your Company by voting on the business to come before this meeting. Even if you plan to attend the meeting, we encourage you to complete and return the enclosed proxy to us as promptly as possible.

By order of the Board of Directors,

Jerry L. Calvert
President and CEO

Norman F. Pulliam
Chairman

Spartanburg, South Carolina
March 22, 2004

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FIRST NATIONAL BANCSHARES, INC.
215 N. Pine Street
Spartanburg, S.C. 29302

Proxy Statement for Annual Meeting of Shareholders to be Held on April 20, 2004

Our Board of Directors is soliciting proxies for the 2004 Annual Meeting of Shareholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. We encourage you to read it carefully.

Voting Information

The Board has set March 1, 2004 as the record date for the meeting. Shareholders owning our common stock at the close of business on that date are entitled to attend and vote at the meeting, with each share entitled to one vote. There were 1,802,846 shares outstanding after the 3 for 2 stock split distributed on March 1, 2004. A majority of the outstanding shares of common stock represented at the meeting will constitute a quorum. We will count abstentions and broker non-votes, which are described below, in determining whether a quorum exists.

Many of our shareholders hold their shares through a stockbroker, bank, or other nominee rather than directly in their own name. If you hold your shares in a stock brokerage account or by a bank or other nominee, you are considered the *beneficial owner* of shares held in street name, and these materials are being forwarded to you by your broker or nominee, which is considered the *shareholder of record* with respect to those shares. As the *beneficial owner*, you have the right to direct your broker or nominee how to vote and are also invited to attend the annual meeting. However, since you are not the *shareholder of record*, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the *shareholder of record* giving you the right to vote the shares. Your broker or nominee has enclosed or provided a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

When you sign the proxy card, you appoint Jerry L. Calvert and Norman F. Pulliam as your representatives at the meeting. Mr. Calvert and Mr. Pulliam will vote your proxy as you have instructed them on the proxy card. If you submit a proxy but do not specify how you would like it to be voted, Mr. Calvert and Mr. Pulliam will vote your proxy for the election to the Board of Directors of all nominees listed below under "Election Of Directors". We are not aware of any other matters to be considered at the meeting. However, if any other matters come before the meeting, Mr. Calvert and Mr. Pulliam will vote your proxy on such matters in accordance with their judgment.

You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by signing and delivering another proxy with a later date or by voting in person at the meeting. Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Proxies that brokers do not vote on some proposals but that they do vote on others are referred to as "broker non-votes" with respect to the proposals not voted upon. A broker non-vote does not count as a vote in favor of or against a particular proposal for which the broker has no discretionary voting authority. In addition, if a shareholder abstains from voting on a particular proposal, the abstention does not count as a vote in favor of or against the proposal.

We are paying for the costs of preparing and mailing the proxy materials and of reimbursing brokers and others for their expenses of forwarding copies of the proxy materials to our shareholders. Upon written or oral request, we will promptly deliver a separate copy of our annual report, our annual report on Form 10-KSB, or this proxy statement to our shareholders at a shared address to which a single copy of the document was delivered. Our officers and employees may assist in soliciting proxies but will not receive additional compensation for doing so. We are distributing this proxy statement on or about March 22, 2004.

Proposal No. 1: Election of Directors

The Board of Directors is divided into three classes with staggered terms, so that the terms of only approximately one-third of the Board members expire at each annual meeting. The current terms of the Class II directors, whose names are listed below, will expire at the meeting:

Class II

Dr. Gaines W. Hammond, Jr.
Benjamin R. Hines
Peter E. Weisman
Donald B. Wildman

Shareholders will elect four nominees as Class II directors at the meeting to serve a three-year term, expiring at the 2007 Annual Meeting of Shareholders. The directors will be elected by a plurality of the votes cast at the meeting. This means that the four nominees receiving the highest number of votes will be elected.

The Board of Directors recommends that you elect Dr. Gaines W. Hammond, Jr., Benjamin R. Hines, Peter E. Weisman, and Donald B. Wildman as Class II directors.

If you submit a proxy but do not specify how you would like it to be voted, Mr. Calvert and Mr. Pulliam will vote your proxy to elect Dr. Hammond, Mr. Hines, Mr. Weisman, and Mr. Wildman. If any of these nominees is unable or fails to accept nomination or election (which we do not anticipate), Mr. Calvert and Mr. Pulliam will vote instead for a replacement to be recommended by the Board of Directors, unless you specifically instruct otherwise in the proxy.

Set forth below is certain information about the nominees. Each of the nominees is also an organizer and director of our subsidiary, First National Bank of Spartanburg:

Dr. Gaines W. Hammond, Jr., 55, Class II director, is a urologist practicing in Spartanburg since 1980 when he founded Hammond Urology, P.A. Currently, he is practicing with Hammond Urology, P.A. and has served as chairman of the Mary Black Physician Group and Leadership Council. Dr. Hammond graduated from Washington & Lee University in 1971 and from the Medical University of S.C. in 1974 and received surgery and urologic training at Indiana University. He founded Medstone International of Irvine, California in 1984. From 1992 to 1996, he served as Chairman of the Board of Maxum Health Care, Inc. headquartered in Dallas, Texas which provides MRI services in twenty-six states. He founded Hammond Capital in 1989 which consults, develops, and invests in the medical technology industry. He is a consultant to Boston Scientific Corporation and holds numerous patents on medical devices. He is an active member of First Presbyterian Church of Spartanburg. He is a board-certified urologic surgeon, is a member of a number of related professional organizations and is Chairman of the Board of Profit Lab.

Benjamin R. Hines, 47, Class II director, has been president of Spencer/Hines Properties, a commercial real estate firm located in Spartanburg since 1986. He has been involved in numerous real estate brokerage and development projects including retail, office, and industrial facilities. Mr. Hines was also President of Palmetto Golf, Inc., a golf course management company, and currently serves as a partner in Advance Business Funding, LLC, a local company specializing in factoring. He also holds South Carolina and North Carolina real estate licenses, and he has been licensed as a Certified Financial Planner since 1989. Mr. Hines graduated from Wofford College in 1978 with a Bachelor's Degree in Economics. He has served on the Eastern Regional Advisory Board of American Federal Bank (CCB Financial) from 1994 until April 1999. In addition, he has acted as a Board Member for the Pine Street YMCA and the Mary Black Hospital Advisory Committee and was Chairman of the Board for Child Evangelism Fellowship, a non-profit Christian Ministry.

Peter E. Weisman, 66, Class II director, is an owner and managing member of Peter Weisman / Kinney Hill Associates, LLC, a real estate development company established in 1989 and located in Spartanburg. Mr. Weisman has also been a general partner of P & J Realty Co., a real estate development company located in New York, New York, since 1969. He graduated from the University of Pennsylvania in 1961 with a degree in architecture. Mr. Weisman is an AIA licensed architect and an active member of the Society of 1921 Spartanburg Regional Foundation.

Donald B. Wildman, 54, Class II director, is a managing partner of the law firm of Johnson, Smith, Hibbard, and Wildman, LLP. Mr. Wildman has been a transactions attorney with the firm since 1974. He maintains an active role in the business community with ownership interests in several real estate properties in the Spartanburg area. He graduated from Wofford College in 1971 with a Bachelor of Arts degree, and received his juris doctor from the University of South Carolina School of Law in 1974. He is an active member of the Spartanburg County Home Builders Association, the Spartanburg County Historical Association, the Real Estate Practices Section Council of the S.C. Bar Association and a member and elder of Westminster Presbyterian Church of Spartanburg. Mr. Wildman has served as chairman of both the City of Spartanburg Board of Architectural Design and Historical Review and the City Planning Commission.

Set forth below is also information about each of our other directors and executive officers. The terms of the Class III directors expire at the 2005 Annual Shareholders Meeting. The terms of the Class I directors will expire at the 2006 Annual Shareholders Meeting. Each director is also an organizer and a director of our subsidiary bank.

C. Dan Adams, 44, Class III director, has been the president and principal owner of The Capital Corporation of America, Inc., an investment banking company located in Spartanburg, since 1991. He is also president and owner of The Capital Finance Group, Inc., a merger and acquisitions company located in Spartanburg. From 1981 until 1991, he was an employee and vice president of C&S National Bank. Mr. Adams maintains an active role in the business community with ownership interests in several hotel, assisted living, and restaurant businesses. Mr. Adams holds SEC Series 22 and SEC Series 63 and Series 62 licenses from the NASD and is a certified business intermediary and a Masters Mergers & Acquisitions designation. He graduated from the University of South Carolina-Spartanburg in 1983 with a degree in business administration. He is a graduate of The Banking School of the South (Louisiana State University, 1989) and is a Certified Commercial Investment member. He is an active member of the First Baptist Church of Spartanburg.

Mellnee G. Buchheit, 56, Class I director, has been the president of Buchheit News Management, Inc., a firm specializing in media investments, since 1993. From 1980 until 1993, Ms. Buchheit worked in the public relations department for Mid-South Management Company, Inc., a media investment company. She also serves as a director for Wayne Printing Co., Inc. and Hometown News, Inc. Ms. Buchheit graduated from Winthrop University with a degree in education in 1969. She currently serves on the board of trustees for Spartanburg Methodist College, Spartanburg Little Theatre and the Walker Foundation. She is a past board member of the Arts Council, Friends of the Arts, Science Center, Spartanburg Day School and the Spartanburg Regional County Foundation. Ms. Buchheit is presently a member of Westminster Presbyterian Church, the Lady Slipper Garden Club, the Fannie Louise Holcombe Book Club and the Junior League of Spartanburg (sustainer).

Jerry L. Calvert, 55, Class I director, is the chief executive officer and president of First National Bancshares, Inc. and the First National Bank of Spartanburg. He has over 30 years of experience in the financial services industry. Mr. Calvert was the senior vice president and regional manager for American Federal Bank from 1984 until March 1999, when he resigned to help organize First National Bank of Spartanburg. From 1977 until 1984, he was vice president and city executive for Southern Bank & Trust, located in Gaffney, South Carolina. From 1974 until 1977, Mr. Calvert was a loan officer with First National Bank of South Carolina. Mr. Calvert graduated from Wofford College in 1974 with a Bachelor of Arts degree in economics. He is also a graduate of The Bankers School of the South at Louisiana State University and the National Commercial Lending School at the University of Oklahoma. Mr. Calvert currently serves on the board of directors of the Spartanburg Urban League, the board of directors of Spartanburg March of Dimes and the board of trustees for Spartanburg Methodist College. He is a former chairman of the board of the Cities and Schools and a former director and chairman of the board of the Big Brothers/Sisters of Spartanburg. He is a retired Lt. Colonel in the U.S. Marine Reserves and a Vietnam veteran. Mr. Calvert was Rotarian of the Year in 1998-1999 and is currently president of the Spartanburg Rotary Club. He was the 2000 chairman of the board of the Spartanburg Area Chamber of Commerce.

Martha Cloud Chapman, 81, Class III director, graduated from the University of North Carolina – Greensboro in 1942 with a degree in art. Ms. Chapman previously was the first female board member of the Spartanburg County Foundation, the South Carolina Development Board, and the South Carolina Mining Council and the chairman of Governor Jim Edward's Inaugural Ball. She was also a past board member of the Spartanburg Music Foundation, the South Carolina Election Commission, the South Carolina Health Coordinating Commission, Trustee at Queens College for 12 years, the Palmetto Conservation Foundation and a past member of Clemson University's board of visitors. Ms. Chapman currently serves on the board of directors for the SC School for the Deaf & Blind Foundation, Spartanburg Methodist College, the Palmetto Greenway Alliance and Converse College Alumnae Associates. Ms. Chapman is currently an elder of the First Presbyterian Church, a sustainer of the Junior League of Spartanburg, and a trustee of the YMCA foundation.

W. Russel Floyd, Jr., 53, Class I director, has been the president of W. R. Floyd Services, Inc., a funeral home and cemetery operation located in Spartanburg, since 1978, the president of Westwood Memorial Gardens, Inc., a cemetery located in Spartanburg, and the vice president of Piedmont Crematory since 1980. He also serves as the president of Business Communications, Inc., a local provider of telephone services and equipment since 1984. Mr. Floyd graduated from the University of North Carolina – Chapel Hill in 1972 with a Bachelor of Science degree in business administration, and he received a Bachelor of Arts degree in psychology from the University of North Carolina – Charlotte in 1977. He served on the advisory board for Wachovia of Spartanburg from 1994 until April 1999 and was past president of the Spartanburg Boy's Home for two terms while serving on the board from 1986 until 1999. Mr. Floyd served on the board of deacons at First Presbyterian Church of Spartanburg and the board of trustees for the Spartanburg YMCA. Mr. Floyd is also a member of the Spartanburg Rotary Club. He is currently serving a two year term on the South Carolina Perpetual Care Cemetery Board which expires January 2005.

Dr. C. Tyrone Gilmore, Sr., 60, Class III director, is Vice President/Customer Relations at Compass Learning, Inc. and the retired superintendent of Spartanburg County School District 7, where he has served in numerous capacities since 1965 including principal, assistant principal, teacher, and athletics coach. He graduated from Livingstone College in 1965 with a Bachelor of Arts degree. Dr. Gilmore earned his Master's degree in 1971 from Converse College and received his Ed. S. in Educational Administration studies in 1976 from the University of South Carolina – Spartanburg. Dr. Gilmore has been an active member of many organizations, serving in various capacities, including advisory board member of BB&T Bank, chairman of the local United Way Board, member of the Lander University Board of Trustees, former chairman of the South Carolina State Election Commission, former Grand Basileus of the Omega Psi Phi Fraternity, and member of the Mary Black Foundation Board of Trustees.

William A. Hudson, 68, Class I director, founded Diversco, Inc., an outsourcing and contract services business located in Spartanburg, in 1969. Since 1969, Mr. Hudson has held various positions with Diversco, including chairman and chief executive officer; he is currently vice chairman of Diversco. He graduated from Clemson University in 1957 with a Bachelor of Science degree in education. Mr. Hudson played professional football for the San Diego Chargers, Boston Patriots, and Montreal Alouettes from 1957 until 1963. Mr. Hudson remains an active member of the business community maintaining an ownership interest in several real estate entities. He served on the Wachovia Bank advisory board from 1995 until May 1999. Mr. Hudson is a member of St. Paul United Methodist Church, S.C. Athletic Hall of Fame, and the Clemson University Athletic Hall of Fame. He currently serves on the board of directors for the Spartanburg Regional Medical Center Heart Foundation.

Robert (Bob) W. Murdoch, Jr., 59, is senior vice president and retail banking manager of First National Bank of Spartanburg. He has over 30 years of experience in the financial services industry. Mr. Murdoch was vice president and executive officer with Spartanburg National Bank from August 1988 until February 2000, when he resigned to join First National Bank of Spartanburg. From 1980 until 1988 he was vice president and regional consumer banking manager with Southern Bank. From 1970 until 1980, Mr. Murdoch was assistant vice president and branch manager with South Carolina National Bank. Mr. Murdoch is a 1987 graduate of the Banker's School of the South at Louisiana State University. Mr. Murdoch currently serves on the board of directors of the American Institute of Banking and also serves as a board member of the Cancer Association of Spartanburg and Cherokee County. Mr. Murdoch is also a member of Spartanburg Area Chamber of Commerce and Home Builders Association.

Kitty B. Payne, CPA, 33, is senior vice president and chief financial officer of First National Bancshares, Inc. and First National Bank of Spartanburg. Ms. Payne was most recently employed with KPMG Peat Marwick, LLP as a senior tax manager from 1992 until November 1999 where she worked extensively with community banks in the Carolinas. Ms. Payne received her bachelor's degree in financial management and accounting from Clemson University in 1992. She currently serves as president of the Breakfast of Spartanburg Business & Professional Women's Club and is serving as the Sergeant at Arms for the Uptown Spartanburg Sertoma Club. She is an active member of the Spartanburg board of the Urban League of the Upstate and serves on the executive committee of the board of directors of Junior Achievement of Spartanburg. She is a member of the Clemson University Department of Finance Advisory Board and is also serving as a director elect of the board of the Young Bankers Division of the SC Bankers Association.

Norman F. Pulliam, 61, Class I director, is the chairman of our board. He was president of Pulliam Investment Company from 1970 to 1999, when he was elected chairman of the board of directors. Pulliam Investment Company is a real estate development, investment and property management firm. He is a graduate of Clemson University and Harvard University Graduate School of Business Administration. He is a past member of the board of visitors of Clemson University and the board of trustees of Spartanburg Day School. He served for thirteen years as co-chairman of the board of directors of the Spartanburg Development Council and has served on the executive committee of the board of directors for the Spartanburg Area Chamber of Commerce. He is past chairman of the Piedmont Chapter of the American Red Cross, past president of the Spartanburg Boys' Home, Spartanburg Arts Council, and currently chairman of the board of the board of commissioners for the South Carolina School for the Deaf, Blind and Multi-Handicapped. He is trustee of the Walker Foundation, the Spartanburg Regional Foundation and Limestone College.

Coleman L. Young, Jr., 47, Class III director, has been the president of CLY, Inc., a dry cleaning business located in Spartanburg, since 1994. Mr. Young also serves as property manager for Coleman Young Family Limited Partnership, a real estate development company, and chairman of Upward Unlimited, a non-profit ministry. Mr. Young graduated from Clemson University in 1979 with a Bachelor of Science degree. Mr. Young served on the advisory board of First Union Bank in Spartanburg from 1995 until May 1999 and is a former board member of the Better Business Bureau of the Foothills. He is currently an active member of First Baptist Church of Spartanburg.

David H. Zabriskie, 42, is senior vice president, chief lending officer and CRA officer. He has over 15 years experience in the financial services industry. Mr. Zabriskie was first vice president and commercial lending manager with American Federal Bank (CCB Financial) from September 1995 until December 1999, when he resigned to join First National Bank. Mr. Zabriskie has also served as a bank examiner for the Office of the Comptroller of the Currency and the Office of Thrift Supervision. Mr. Zabriskie received his bachelor's degree in business administration from Furman University in 1984. He is an active member of the Spartanburg Area Chamber of Commerce, Junior Achievement, the Board of Trustees for the Walker Foundation (School for the Deaf and Blind), the Spartanburg Downtown Rotary Club, and the Arts Partnership of Spartanburg County.

Compensation of Directors and Executive Officers

Summary of Cash and Certain Other Compensation

The following table shows the compensation we paid to our president and chief executive officer for the years ended December 31, 2003, 2002 and 2001 and for all other executives who earned over $100,000 for the year ended December 31, 2003. No other executives earned over $100,000 for the year ended December 31, 2003.

Summary Compensation Table

		Annual Compensation				Long Term Compensation Awards
Name and Principal Position	Year	Salary	Other Annual Comp-ensation	Bonus[1]	All Other Compensation [3]	Number of Securities Underlying Options[4]
Jerry L. Calvert	2003	$ 132,001	(2)	$ 66,843	$ 6,678	---
President, CEO and Director	2002	$ 121,290	(2)	$ 31,256	$ 3,603	---
of the Company and the Bank	2001	$ 110,458	(2)	---	$ 3,437	---
Kitty B. Payne	2003	$ 98,875	(2)	$ 31,000	$ 3,536	---
Senior Vice President and Chief	2002	$ 90,738	(2)	$ 19,000	$ 1,361	---
Financial Officer of the Company and the Bank	2001	$ 82,557	(2)	$ -	$ 1,237	1,000
David H. Zabriskie	2003	$ 98,901	(2)	$ 31,000	$ 1,769	---
Senior Vice President and Chief	2002	$ 90,738	(2)	$ 19,000	$ 681	---
Lending Officer of the Bank	2001	$ 82,557	(2)	$ -	$ 618	1,000
Robert W. Murdoch, Jr.	2003	$ 91,804	(2)	$ 27,000	$ 3,230	---
Senior Vice President and Retail	2002	$ 84,505	(2)	$ 15,500	$ 1,281	---
Banking Manager of the Bank	2001	$ 78,443	(2)	$ -	$ 1,178	1,000

(1) Bonuses awarded for the fiscal year were paid in the subsequent fiscal year.

(2) Executive officers also receive indirect compensation in the form of certain prerequisites and other personal benefits which did not exceed the lesser of $50,000 or 10 percent of the executive's annual salary and bonus.

(3) The amount for Mr. Calvert for 2003 is comprised of (i) $1,780 in term life insurance premiums, not generally available to other employees, paid by us on behalf of Mr. Calvert and (ii) $4,898 contributed to the First National Retirement Savings Plan to match Mr. Calvert's pre-tax deferral contributions, which was partially vested. Amounts for all other executives represent amounts contributed to the First National Retirement Savings Plan to match pre-tax deferral contributions, which were partially vested.

(4) The number of securities underlying options does not reflect the 3 for 2 stock split distributed on March 1, 2004.

Aggregated Option Exercise and Year-End Option Values

The following table shows the number of shares covered by both exercisable and non-exercisable options owned by the individuals named in the Summary Compensation Table as of December 31, 2003. Also reported are the values for "in-the-money" options, which represent the positive spread between the exercise price of any such existing options and the year-end price of First National Bancshares, Inc. common stock at March 1, 2004. There were no stock option exercises by these individuals during the year ended December 31, 2003.

	Number of Unexercised Securities Underlying Options at Fiscal Year End	Value of Unexercised In-the-Money Options at Fiscal Year End [1]
Name	Exercisable/Non-exercisable	Exercisable/Non-exercisable
Jerry L. Calvert	48,000/32,000	$672,000/$448,000
Kitty B. Payne	6,400/4,600	$ 89,280/$63,920
David H. Zabriskie	6,400/4,600	$ 89,280/$63,920
Robert W. Murdoch, Jr.	6,400/4,600	$ 89,280/$63,920

(1) The values shown equal the difference between the exercise price of unexercised in-the-money options and the closing market price of the underlying common stock at March 1, 2004 of $24.00. We determined the market price by using the last trade of which we are aware on or before March 1, 2004. Options are in-the-money if the fair market value of the common stock exceeds the exercise price of the option. The number of unexercised securities underlying options at fiscal year end does not reflect the 3 for 2 stock split distributed on March 1, 2004.

Option Grants in Last Fiscal Year

In 2003, we granted 15,500 options to employees at an exercise price equal to the market value of the company's common stock on the date of the grant. The shares were granted pursuant to the First National Bancshares, Inc. 2000 Stock Incentive Plan, approved by our board of directors and shareholders. No named executive officers received grants during 2003. We may grant a total of 180,000 stock options under the plan to our officers, directors and employees. The number of stock options does not reflect the 3 for 2 stock split distributed on March 1, 2004.

Employment Agreement

We entered into an employment agreement with Jerry Calvert on July 20, 1999 for an annually renewing three-year term, pursuant to which Mr. Calvert serves as our president, our chief executive officer, and a director of our subsidiary bank. Upon the bank opening, Mr. Calvert initially received a salary of $110,000, plus his family medical insurance premium. Mr. Calvert received a bonus of $10,000 upon the bank opening on March 27, 2000. Mr. Calvert is eligible to receive an additional bonus of up to 5% of pre-tax net income of our bank and related entities. Mr. Calvert is eligible to participate in any management incentive program or any long-term equity incentive program we adopt and is eligible for grants of stock options and other awards thereunder. Under the 2000 Stock Incentive Plan, approved at the Annual Meeting of Shareholders on May 4, 2000, with an effective date of March 6, 2000 we granted Mr. Calvert options to purchase 60,000 shares of common stock on March 27, 2000 at an exercise price of $10.00 per share. These figures do not reflect the 3 for 2 stock split distributed on March 1, 2004. The options vest over a five-year period and have a term of ten years. Additionally, Mr. Calvert participates in our other benefit programs and is entitled to a life insurance policy, lease of an automobile, and travel and business expenses. Mr. Calvert's employment agreement also provides that following termination of his employment and for a period of 12 months thereafter, Mr. Calvert may not, without our prior written consent, serve as an executive officer of any bank, bank holding company, or other financial institution within our territory.

As an organizer of the bank, Mr. Calvert also received a warrant to purchase two shares of common stock at a purchase price of $10.00 per share for every three shares he purchased in the offering. These warrants are represented by a separate warrant agreement which vest over a five-year period beginning February 10, 2001, and will be exercisable in whole or in part over the ten-year period following that date.

Report of the Compensation Committee

The Compensation Committee of the Board of Directors of the Company is responsible for establishing, implementing and monitoring all compensation policies of the Company and its bank subsidiary, First National Bank of Spartanburg. The committee is also responsible for evaluating the performance of the Chief Executive Officer and recommending appropriate compensation levels. The Chief Executive Officer evaluates the performance of the executive officers of the Company and recommends individual compensation levels to the Compensation Committee.

Director Compensation

During 2003, we paid our outside directors $300 for each board meeting they attended and $100 for each committee meeting they attended.

Security Ownership of Certain Beneficial Owners and Management

General

The following table shows how much of our common stock is considered to be beneficially owned by the directors, certain executive officers, and owners of more than 5% of the outstanding common stock, as of March 1, 2004. Each organizer received a warrant to purchase two shares of common stock at a purchase price of $10.00 per share for every three shares purchased by that organizer in the offering, for a total of 313,333 shares. The warrants, which are represented by separate warrant agreements, will vest over a five year period beginning on February 10, 2001 and will be exercisable in whole or in part during the ten-year period following that date. Unless otherwise indicated, the address of each beneficial owner is c/o First National Bancshares, Inc., 215 North Pine Street, Spartanburg, SC 29302.

Name	Shares Beneficially Owned (1)	Right To Acquire (2)	Percent (3)
C. Dan Adams	50,000	26,667	6.24%
Mellnee G. Buchheit	30,000	16,000	3.78%
Jerry L. Calvert (4)	30,300	64,000	7.45%
Martha C. Chapman	20,000	10,667	2.53%
W. Russel Floyd, Jr.	30,000	16,000	3.78%
Dr. C. Tyrone Gilmore, Sr.	10,000	5,333	1.27%
Dr. Gaines W. Hammond, Jr.	65,515	32,000	7.90%
Benjamin R. Hines	42,000	22,400	5.26%
Robert W. Murdoch, Jr.	0	8,400	0.69%
William A. Hudson (5)	72,000	32,000	8.43%
Kitty B. Payne	1,500	8,400	0.82%
Norman F. Pulliam	63,300	32,000	7.72%
Peter E. Weisman	33,000	17,600	4.15%
Donald B. Wildman (6)	20,100	10,667	2.54%
Coleman L. Young, Jr.	25,000	13,333	3.15%
David H. Zabriskie	1,100	8,400	0.86%
All directors and executive officers as a group (16 persons)	493,815	323,867	53.59%

(1) Includes shares for which the named person:

- has sole voting and investment power,
- has shared voting and investment power with a spouse or other immediate family member in trust, or
- holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.
- does not include shares that may be acquired by exercising stock options or warrants.

(2) Includes shares that may be acquired within the next 60 days by exercising vested stock options or warrants but does not include any other stock options or warrants.

(3) Based on 1,201,900 shares of common stock of the Company outstanding immediately prior to the 3 for 2 stock split payable March 1, 2004 plus the number of shares which the named person exercising all options or warrants has the right to acquire within 60 days, but that no other persons exercise any options or warrants.

(4) Includes 100 shares owned by his son Jerry Calvert, Jr., 100 shares owned by his son Timothy R. Calvert and 100 shares owned by his daughter Casey M. Calvert in a trust in which he acts as trustee.

(5) Includes 2,000 shares in trust for Alexa S. Hudson, 2,000 shares in trust for Lanie Ann Hudson, 2,000 shares in trust for William Alex Hudson, II, 2,000 shares in trust for John M. Hammond, 2,000 shares in trust for Lillian Grace Hammond and 2,000 shares in trust for Ross H. Hammond in which he acts as trustee.

(6) Includes 100 shares in trust for William Reid Wildman in which he acts as custodian.

Corporate Governance

We periodically review our corporate governance policies and procedures to ensure that we meet the highest standards of ethical conduct, report results with accuracy and transparency and maintain full compliance with the laws, rules and regulations that govern our operations. As part of this periodic review, the Board of Directors reviews and adopts best corporate governance policies and practices for us.

Code of Ethics

We have adopted a Code of Ethics that is designed to ensure that our directors, executive officers and employees meet the highest standards of ethical conduct. The Code of Ethics requires that our directors, executive officers and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in our best interest. Under the terms of the Code of Ethics, directors, executive officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Ethics.

As a mechanism to encourage compliance with the Code of Ethics, we have adopted a policy regarding our method of receiving, retaining and treating complaints received regarding accounting, internal accounting controls or auditing matters. This policy ensures that employees may submit concerns in good faith regarding questionable accounting or auditing matters in a confidential and anonymous manner without fear of dismissal or retaliation of any kind.

Meetings and Committees of the Board of Directors

Our board of directors has appointed a number of committees, including an audit committee and a compensation committee. During the year ended December 31, 2003, our board and our bank's board of directors held 13 meetings. All of our directors are determined to be independent under NASDAQ Rule 4200(a)(15) except our chief executive officer due to his service as our employee. All of our directors and the directors of the bank attended at least 75% of the aggregate of such board and committee meetings, except Dr. C. Tyrone Gilmore, Sr. who attended 64% of these meetings. All of our directors attended our 2003 annual meeting. Our board has adopted an attendance policy which requires our directors to attend the annual meeting unless the absence is excused in advance by our board chairman. We have established a process for our shareholders to send communications to our directors. Each of our directors may receive mail at the location of our principal executive offices at 215 North Pine Street, Spartanburg, SC 29302.

The audit committee is composed of Coleman L. Young, Jr., Donald B. Wildman, Mellnee Buchheit, Dr. C. Tyrone Gilmore, Sr., Dr. Gaines W. Hammond, Jr. and W. Russel Floyd, Jr. The audit committee met four times in 2003.

The functions of the audit committee are set forth in its charter, which is included as Appendix A. The initial charter was adopted in March 2000 and amended in February 2002 and November 2003. The audit committee has the responsibility of reviewing our financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities, and determining that all audits and examinations required by law are performed. The audit committee is responsible for overseeing the entire audit function and appraising the effectiveness of internal and external audit efforts. The audit committee reports its findings to the board of directors.

The compensation committee is composed of William A. Hudson, Jerry L. Calvert, Mellnee Buchheit, Martha C. Chapman, Norman F. Pulliam and Coleman L. Young, Jr. The compensation committee met six times in 2003.

We do not have a nominating committee or a committee serving a similar function since our entire board of directors considers board nominees for election.

Our board of directors will consider director candidates recommended by shareholders who submit nominations in accordance with our bylaws. Shareholders must deliver nominations in writing either by personal delivery or by United States mail, postage prepaid, return receipt requested, to the Secretary of the company no later than (i) with respect to an election to be held at an annual meeting of shareholders, ninety days in advance of such meeting; and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, following the close of business on the seventh day after notice of the date on which notice of such special meeting is given to shareholder. Each notice shall set forth: (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of stock of the company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the board of directors; and (v) the consent of each nominee to serve as a director of the company if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

Report of the Audit Committee of the Board

The report of the audit committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate the information contained in the report by reference, and shall not be deemed filed under such acts.

The audit committee has reviewed and discussed with management the audited financial statements. Management has represented to the audit committee that the financial statements were prepared in accordance with generally accepted accounting principles. The audit committee has discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61. The audit committee has received from the independent auditors the written disclosures and the letter required by Independence Standards Board Standard No. 1 ("Independence Discussions with Audit Committees") and has discussed with our independent auditors the independent auditor's independence from us and our management. In reliance on the reviews and discussions referred to above, the audit committee recommended to our board of directors that the audited financial statements be included in our Annual Report on SEC Form 10-KSB for the fiscal year ended December 31, 2003 for filing with the SEC.

The report of the audit committee is included herein at the direction of its members Coleman L. Young, Jr., Donald B. Wildman, Mellnee Buchheit, Dr. C. Tyrone Gilmore, Sr., Dr. Gaines W. Hammond, Jr. and W. Russel Floyd, Jr. Each of these members is considered independent under Rule 4350 of the National Association of Securities Dealers' listing standards. The audit committee does not include an "audit committee financial expert" as defined by the rules of the Securities and Exchange Commission as no committee member meets the five attributes in the qualifies as an "audit committee financial expert". However, we believe that collectively, our committee members are capable of (i) understanding generally accepted accounting principles ("GAAP") and financial statements, (ii) assessing the general application of GAAP in connection with the accounting for estimates, accruals and reserves, (iii) analyzing and evaluating our financial statements, (iv) understanding internal controls and procedures for financial reporting, and (v) understanding audit committee functions, all of which are attributes of an audit committee financial expert under the rule adopted by the SEC. However, to qualify as an audit committee financial expert under these new rules, an individual must also have experience preparing, auditing, analyzing, or evaluating financial statements for a company similar to ours, such as a former chief financial officer or auditor of a community bank. The board believes that each current member of our audit committee is fully qualified to monitor the performance of management, the public disclosures by the company of its financial condition and performance, our internal accounting operations, and our independent auditors.

Oversight of Accountants; Approval of Accounting Fees

Under the provisions of its charter, the audit committee recommends to the board the appointment of the independent auditors for the next fiscal year, reviews and approves the auditor's audit plans, and reviews with the independent auditors the results of the audit and management's responses. The audit committee has adopted pre-approval policies and procedures for audit and non-audit services. The pre-approval process requires all services to be performed by our independent auditor to be approved in advance, regardless of amount. These services may include audit services, audit related services, tax services and other services.

Consolidated Audit Fees

The aggregate fees billed for professional services rendered by Elliott Davis, LLC during the years ended 2003 and 2002 for audit of our annual financial statements and reviews of those financial statements included in our quarterly reports filed on SEC Form 10-QSB totaled $15,610 and $9,310, respectively. The independent auditors billed an additional $7,630 and $13,220 during January 2004 and 2003, respectively, for the above services.

Audit – Related Fees

The aggregate fees billed for non-audit services, exclusive of the fees disclosed relating to audit fees, rendered by Elliott Davis, LLC during the year ended December 31, 2003 were $1,090. These services principally include the assistance related to the issuance of the Private Placement Memorandum for the offering of trust preferred securities completed in December 2003. We did not engage the independent auditors to provide, and the independent auditors did not bill for any audit-related fees during the year ended December 31, 2002.

Tax Fees

We did not engage the independent auditors to provide, and the independent auditors did not bill for, any tax services during the years ended December 31, 2003 or 2002.

All Other Fees

We did not engage the independent auditors to provide, and the independent auditors did not bill for, any other services during the years ended December 31, 2003 or 2002.

Certain Relationships and Related Transactions

Interests of Management and Others in Certain Transactions

We enter into banking and other transactions in the ordinary course of business with our directors and officers and their affiliates. It is our policy that these transactions be on substantially the same terms (including price, or interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. We do not expect these transactions to involve more than the normal risk of collectibility nor present other unfavorable features to us or the bank. Loans to individual directors and officers must also comply with the bank's lending policies and statutory lending limits, and directors with a personal interest in any loan application are excluded from the consideration of the loan application. We intend for all of our transactions with our affiliates to be on terms no less favorable to us than could be obtained from an unaffiliated third party and to be approved by a majority of disinterested directors.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

As required by Section 16(a) of the Securities Exchange Act of 1934, our directors and executive officers and certain other individuals are required to report periodically their ownership of our common stock and any changes in ownership to the SEC. Based on a review of Forms 3, 4, and 5 and any representations made to us, it appears that these forms were filed in a timely fashion during 2003 except for such filing related to a gift of shares to our senior lending officer, David Zabriskie, which was filed as soon as information became available regarding the transaction in March 2004.

Independent Auditors

We have selected Elliott Davis, LLC to serve as our independent auditors for the year ending December 31, 2004. We expect that a representative from this firm will be present and available to answer appropriate questions at the annual meeting and will have the opportunity to make a statement if he or she desires to do so.

On February 20, 2002, we replaced the firm of Crisp Hughes Evans, LLP and named Elliott Davis, LLC as our independent auditors. The decision to replace Crisp Hughes Evans, LLP was recommended by our audit committee and authorized by our board of directors.

The reports of Crisp Hughes Evans, LLP on our financial statements for the fiscal years ending December 31, 2001 and 2000 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of our financial statements for the fiscal years ended December 31, 2001 and December 31, 2000, and during any subsequent interim period preceding the dismissal of Crisp Hughes Evans, LLP, there were no disagreements with Crisp Hughes Evans, LLP, on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Crisp Hughes Evans, LLP would have caused Crisp Hughes Evans, LLP to make reference to the matter in their report.

During the fiscal years ended December 31, 2001 and December 31, 2000, and during any subsequent interim period preceding the dismissal of Crisp Hughes Evans, LLP there were no "reportable events" to describe as specified in Item 304(a)(1)(iv)(B) of Regulation S-B.

On February 21, 2002, we engaged Elliott Davis, LLC as our independent auditors for the fiscal year ended December 31, 2002, to audit our financial statements. During the fiscal year ended December 31, 2001 and the subsequent interim period preceding the engagement of Elliott Davis, LLC, we did not consult Elliott Davis, LLC on any matter requiring disclosure under Item 304(a)(2) of Regulation S-B.

Shareholder Proposals for the 2004 Annual Meeting of Shareholders

If shareholders wish a proposal to be included in our proxy statement and form of proxy relating to the 2005 annual meeting, they must deliver a written copy of their proposal to our principal executive offices no later than November 29, 2004. To ensure we have prompt receipt, the proposal should be sent certified mail, return receipt requested. Proposals must comply with our bylaws relating to shareholder proposals in order to be included in our proxy materials.

Any shareholder proposal to be made at our annual meeting, but which is not requested to be included in our proxy materials, must comply with our bylaws. Proposals must be delivered to our principal executive offices not less than 30 nor more than 60 days before the annual meeting provided, however, that if less than 31 days' notice of the meeting is given to shareholders, such written notice must be delivered no later than 10 days after notice of the annual meeting is mailed to shareholders.

March 22, 2004

Appendix A

First National Bancshares, Inc.
Charter of the Audit Committee of the Board of Directors

I. Audit Committee Purpose

The Audit Committee is a standing committee appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Audit Committee's primary duties and responsibilities are to:

- Monitor the integrity of the Company's financial reporting process and systems of the internal controls regarding finance, accounting, and legal compliance.
- Monitor the independence and performance of the Company's independent auditors.
- Provide an avenue of communication among the independent auditors, management, internal auditors and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

II. Audit Committee Composition and Meetings

The Audit Committee shall be comprised of independent nonexecutive directors, who are "independent" under the applicable requirements of the SEC and the national securities exchange on which the Company's stock is listed, including any additional requirements for audit committee members, as interpreted by the Board of Directors in its business judgment. Members of the committee should have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements. At least one member of the committee shall have accounting or related financial management expertise.

Audit Committee members shall be appointed by the Board. The committee shall meet at least annually or more frequently as circumstances dictate. The committee will meet at least annually with senior management and the independent auditors.

III. Audit Committee Responsibilities and Duties

Review Procedures of the Audit Committee are:

- Review and reassess the adequacy of the Charter at least annually. Submit the Charter to the Board of Directors for approval and have the document published at least every three (3) years in accordance with the SEC regulations and other regulations as appropriate.
- Review the Company's annual financial statements prior to filing or distribution.
- Review significant findings prepared by the independent auditors and any internal auditors together with the management's responses.
- Review with financial management and the independent auditors the company's quarterly financial results prior to the release of earnings and/or the company's quarterly financial statements prior to filing or distribution. The Chair of the Committee may represent the entire Audit Committee for purposes of this review.

- It is the responsibility of the Company's management to ensure that the Company's financial statements are complete, accurate and prepared in accordance with generally accepted accounting principles. The Company's management is also responsible for compliance with applicable laws, rules, regulations, and accounting and financial controls and standards.

With respect to independent Auditors:

- The independent auditor is ultimately accountable to the Audit Committee and the Board of Directors. The Audit Committee should review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors and discharge of auditors when circumstances warrant.

- The Audit Committee should receive information and reports regarding audit and non-audit services provided by the independent auditors, including a formal written statement, provided by the independent auditors, delineating all relationships between the independent auditors and the Company, addressing at least the matters set forth in Independence Standards Board Standard No. 1 and to discuss with management, the internal auditor, the independent auditors and the board of directors, as appropriate, the above information and reports, and any relationships or services disclosed in the independent auditors' statement as to independence that may impact the objectivity and independence of the independent auditors, for purposes of assessing the independent auditors' independence.

- The Audit Committee shall pre-approve all audit and permitted non-audit services provided by the independent auditors (including the fees and terms thereof) in accordance with policies and procedures established by the Committee and applicable legal and regulatory requirements.

- The Audit Committee shall have the sole authority to appoint, determine funding for, and oversee the independent auditor.

- The Audit Committee shall discuss and receive information from internal audit, management and the independent auditors, as appropriate, on complaints or concerns regarding the Company's accounting, internal accounting controls or auditing matters that are received by the Company, including any anonymous complaints or concerns and the procedures for receiving and handling any such complaints and concerns.

- On an annual basis, the Audit Committee should review and discuss with the independent auditors all significant relationships they have with the Company that could impair the auditors' independence.

Other Audit Committee Responsibilities are:

- Annually prepare a report to shareholders as required by the Securities and Exchange Commission. The report should be included in the Company's annual proxy statement.

- Perform any other activities consistent with this Charter, the Company's by-laws and governing law, as the Audit Committee or the Board of Directors deem necessary or appropriate.

Revised November 2003



Hometown Banking. National Advantages.
Familiar Faces.
Valuable Assets.
Norman Pulliam
Chairman
Jerry Calvert
President & CEO
Director
Russel Floyd
Director
Gaines Hammond
Director
Coleman Young, Jr.
Director
Mellnee Buchheit
Director
Don Wildman
Director
Dan Adams
Director
Bill Hudson
Director
Pete Weisman
Director
Ben Hines
Director
Martha Chapman
Director
Tyrone Gilmore
Director
Renee Cothran
V.P. & Commercial
Banking Officer
Van Clark
Vice-President &
Human Resource Mgr.
Kitty Payne
Sr. Vice-President &
Chief Financial Officer
David Zabriskie
Sr. Vice-President &
Sr. Loan Officer
Fred Moore
Vice-President
Credit Administration
Janetta Riffenburg
Assistant Vice-President
& Compliance Officer
Bob Murdoch
Sr. Vice-President
Retail Banking Mgr.
Pamela Gilliam
A.V.P./Loan Operations
Manager
Keith Hughes
V.P./Branch Manager
Reidville Road
Marilyn Smith
A.V.P./Branch Manager
Main Office
Dawn Kunak
Executive Assistant
Shany Ezell
Assistant Vice-President
& Mortgage Loan Officer
Tilda Garrett
Customer Service Rep.
Reidville Road
Tammy Byars
Lead Teller
Reidville Road
Foster Alexander
A.V.P./Branch Mgr.
Boiling Springs
April Roark
Lead Teller
Boiling Springs
Laura Austill
Asst.Vice President
& Controller
Priscilla Dover
Customer Service Rep.
Boiling Springs
Lisa Horton
Loan Specialist
Angela Willingham
Branch Coordinator
Matt Klessens
Loan Operations
Amy Sullivan
Lead Teller
Main Office
Tara Kallam
Operations Clerk
Pat Rice
Receptionist
Kerry Shaw
Loan Operations
Sue Waters
Customer Service Rep.
Main Office
Kerry Blanton
Loan Operations
Karen Vassey
Loan Operations
Diane Smith
Customer Service Rep.
Boiling Springs
Rufinia Sherman
Courier
Erika Shoolbred
Administrative Assistant
Debbie Holler
Teller
Boiling Springs
Chrissy Conway
Accounting Specialist
Shelia Bailey
Teller
Main Office
Beth Wiley
Teller
Main Office
Alice Popiel
Teller
Main Office
Kim Kinley
Teller
Reidville Road
Emily Rowe
Teller
Boiling Springs
Stephannie Kontowsky
Operations Clerk
FIRST NATIONAL
BANK OF SPARTANBURG
Doing Business RIGHT Here At Home.
Norma Gamez-Freerking
Teller
Main Office
Teresa Seay
Teller
Boiling Springs
LouAnn Wheeler
Teller
Reidville Road
Member FDIC
Equal Housing
Trust Services and Investment Management provided by Colonial Trust Company



Boiling Springs Office 3090 Boiling Springs Road



Main Office 215 North Pine Street



Westside Office 2680 Reidville Road